11/30

04046503

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BresaGen Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 08 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5735

FISCAL YEAR 6-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 12/7/04

ARIS
6-30-04

BresaGen ANNUAL REPORT 2004



CORPORATE DIRECTORY

DIRECTORS
Mr Stephen Jones, Chairman
Dr Wolfgang Hanisch, Managing Director
Dr Meera Verma, Director & Chief Operating Officer

COMPANY SECRETARY
Bryan Dulhunty BEc, CA

REGISTERED OFFICE
8 Dalgleish Street
Thebarton South Australia 5031
AUSTRALIA

Tel: +61 8 8234 2660
Fax: +61 8 8234 6268
Website: www.bresagen.com.au

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide South Australia 5000
AUSTRALIA

Tel: 1300 556 161 (within Australia)
+61 3 9615 5970 (outside Australia)
Fax: +61 8 8236 2305

TABLE OF CONTENTS

Deed Administrators' report

The Deed Administrator's of BresaGen Limited ("the Company") present their report together with the consolidated financial report for the year ended 30 June 2004.

On 20 January 2004 the directors resolved to appoint Messrs Bruce Carter and Martin Lewis of Ferrier Hodgson as joint administrators of the Company ("the Administrators") and subsequently Deed Administrators ("the Deed Administrators"). As of that date and up to and including the date of this report the duties, roles and responsibilities of the directors have been suspended. The Deed Administrators are responsible for the day to day operations of the Company since the date of their appointment.

The following report should be read with this in mind. It should also be noted that the Administrators were not in control of the Company for the entire financial year ended 30 June 2004 and accept no responsibility for the conduct of the Company prior to their appointment.

1. Directors

The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Mr Rudy Mazzocchi – 45, BSc (Biochemistry), Grad Degree in Biophysics. Chair (since 19 January 2004), Independent Non-Executive Director. Chair of the Remuneration and Nomination Committee, Member of the Protein Pharmaceuticals Committee.
Appointed 2000.
Mr Mazzocchi is President and Chief Executive Officer of Image-Guided Neurologics Inc. He has 23 years of executive experience within the medical device industry and was previously founder, President and CEO of Microvena Corporation. He also co-founded several other US medical device companies including Vascular Science Inc, Thermonix Inc, CytoGenesis Inc, and Quasm Inc. He is currently Chairman of Triton Biosystems, and Quasm Inc and a director of Image-Guided Neurologics Inc.

Dr John Kucharczyk – 54, PhD (Neuroendocrinology), Non-Executive Director. Member of the Audit Committee.
Appointed 2000.
Dr Kucharczyk is a Professor of Radiology and Neurosurgery and Director of Health Services Research, University of Minnesota. He co-founded several US medical high-tech start-ups including ITI Medical Technologies Inc, Image-Guided Neurologics Inc, CytoGenesis Inc and NexGen Inc. He has served as a senior health policy advisor to the Government of Canada, and as a lobbyist for the Canadian Federation of Biological Societies. He is currently a Director of Image-Guided Neurologics Inc, Quasm Inc, and NexGen Inc.

Mr Peter Hart – 60, BSc (Hons Electrical Engineering), Chair, Independent Non-Executive Director. Member of the Audit and Remuneration and Nomination Committee.
Appointed 1996, Chairman since 2002. Resigned 19 January 2004.
Mr Hart is currently Chairman of Defence Teaming Centre and a director of Avalon Systems Pty Ltd. He was formerly Managing Director of Luminis Pty Ltd, the commercial development and technology transfer company of The University of Adelaide, and a previous Chief Executive Officer of Thorn-EMI – Electronics Australia.

Dr John Smeaton – 63, BAg Sc (Hons), PhD (Biochemistry), Managing Director.
Appointed 1987. Ceased 20 May 2004.
Dr Smeaton has been involved in the biotechnology field for over 20 years having previous experience with Xerox and Perkin-Elmer Corp in the USA in the development and marketing of advanced medical diagnostic equipment. He was previously President of Stat Engineering, Managing Director of Bioclone Australia Pty Ltd, General Manager of Australian Genetic Engineering Ltd and President of Agen USA Inc.

Mr John Harkness – 59, FCA, FAICD, Independent Non-Executive Director. Appointed 2003. Chair of the Audit Committee and Member of the Remuneration and Nomination Committee. Resigned 19 January 2004.
Mr Harkness was a partner with KPMG for 24 years, specializing in Corporate Recovery. He was National Executive Chairman for five years and retired from KPMG on 30 June 2000. Mr Harkness is a director of Crane Group Limited and Macquarie CountryWide Management Limited, Chairman of ICA Property Development Funds, Helmsman Capital Fund and Sydney Foundation for Medical Research. He is also a director of Northern Suburbs Rugby Football Club Limited.

Dr Chris Juttner – 60, BMedSci (Hons Physiology), MBBS, FRACP, Executive Director. Appointed 2000. Chair of the Protein Pharmaceuticals Committee. Resigned 19 January 2004.
Dr Juttner was the Deputy Director of the Hansen Centre for Cancer Research, and is currently a director of Pacific Biomedical Consulting. He has over 30 years experience in the medical research and cell and gene therapy field having previously been Vice President, Clinical Research and Development for SyStemix Inc and Genetic Therapy Inc in the USA, and Clinical Director, Hansen Centre for Cancer Research in Adelaide. He has held senior executive roles at the Institute of Medical and Veterinary Science, Medvet Science and the Royal Adelaide Hospital, Adelaide, South Australia.

2. Company Secretary

Mr Linton Burns CA

Mr Burns was appointed Chief Financial Officer and Company Secretary in August 1999. He resigned as Chief Financial Officer in March 2004. Professionally he has attained international financial experience in publicly listed and privately held companies in a variety of industries including Biotechnology. He is an Associate Member of the Australian Institute of Chartered Accountants.

3. Directors' Interests and Benefits

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report are as follows:

	Ordinary Shares	Options over Ordinary Shares
J Kucharczyk	743,415	36,661
R Mazzocchi	917,280	45,121

4. Earnings per Share

	2004 **$**	**2003** **$**
Basic and diluted loss per share	(19.56)cents	(25.59) cents

5. Dividends

No dividends have been paid by the Company or recommended by the directors since the end of the financial year.

6. Corporate Information

The Company is limited by shares, incorporated in South Australia and domiciled in Australia.

7. Principal Activities

The principal activities of the consolidated entity during the financial year were carried out in the following business segments:

Protein Pharmaceuticals
Contract manufacture and process development of biopharmaceutical products. Manufacture and sale of equine growth hormone (EquiGen) and human growth hormone.

Cell Therapy
Research to develop treatment for disease through the use of human embryonic stem cells.

Reproductive Biotechnology
Research to improve the efficiency of proprietary methodology and develop xenotransplant technologies in pigs.

8. Results and Review of Operations

Liquidity

As stated elsewhere the Company went into voluntary administration on 20 January 2004 as its efforts to raise additional finance to fund the Company's working capital requirements were not successful.

As at 30 June 2004 the Company had $1.40 million in cash. The Company's ongoing viability is dependent on the outcome of shareholders resolutions associated with a Deed of Company Arrangement ("DOCA") which the Company and its Administrators entered into with CBio Limited ("CBio") an unlisted biotechnology company based in Queensland on 24 May 2004. The shareholders meeting to be held on 11 October 2004 will determine whether certain share issue and convertible note resolutions are adopted wherein CBio will acquire 51% of the shares and other securities of the Company. If the resolutions are adopted it is anticipated that the arrangements to be put in place are likely to provide sufficient liquidity for the ongoing purposes of the Company.

Operating Result
The consolidated loss of the entity for the year ended 30 June 2004 was $10.8 million compared to a loss of $14 million during the previous corresponding period. The current year's result includes a number of items relating to the Company's disposition of Bresagen Inc in June 2004. The net effect of these items is that the Company now has an investment which is carried in the books as at 30 June 2004 at $4.8 million. The revenue and results by business segment were as follows:

$'000s	**2004**		**2003**	
Segment	**Revenue**	**Results**	**Revenue**	**Results**
Protein Pharmaceuticals	2,075	(718)	1,811	(1,608)
Cell Therapy	1,508	(3,200)	2,281	(8,929)
Reproductive Biotechnology	164	186	713	96
Unallocated	7,023	(6,926)	462	(3,505)
TOTAL	**10,770**	**(10,658)**	**5,267**	**(13,946)**

Protein Pharmaceuticals

The results for this segment improved from a loss of $1.6 million in the previous corresponding period to a loss of $0.7 million this year, an improvement of approximately 55.3%. The main reason for this being the increase in revenues of approximately 14.6% to $2.1 million together with good cost containment.

Following the Company's restructure this division remains the only operating division of the Company.

This division provides biopharmaceutical product contract process development and manufacturing services for third parties through the Company's protEcol business unit. This business unit increased revenues by 65% year on year to $1.7 million.

This division also manufactures human and equine growth hormones which it sells in Australia, New Zealand and other countries. Revenue from these products fell sharply to $0.4 million, from revenues of $0.8 million the previous year. The principal reason for the decline in sales was due to a change in the Australian and New Zealand distributor being unable to maintain the market penetration of equine growth hormones.

Cell Therapy

Until late in calendar year 2003 this division operated in both Australia and the USA the main activity being the research of human embryonic stem cells as a potential cure for diseases of the central nervous system with a main focus on Parkinson's disease. In late 2003 the Australian operations of this division were wound down as the Start Grant was expiring and the Company found further funding in Australia difficult to obtain.

The US operations continued through the Company's wholly owned subsidiary BresaGen Inc with the support of a US NIH grant until the merger with Cythera as mentioned elsewhere in this report.

For the year ended 30 June 2004 this division lost $3.2 million compared to a loss of $8.9 million in the previous year.

Revenues decreased from the prior year by $0.7 million to $1.5 million primarily due to the Start Grant expiring.

As explained in section 9 'Significant changes in the state of affairs' of this report, this division is no longer operating following the merger of BresaGen Inc with Cythera which was completed on 28 June 2004.

Reproductive Biotechnology

This division was transferred to the University of Adelaide in July 2003, therefore the comparable results with the previous corresponding period do not warrant analysis.

9. Significant Changes in the State of Affairs

Reproductive Biotechnology

On 14 August 2003 the Company announced that the Reproductive Biotechnology business segment, which has been working on development of transgenic and animal cloning technology, is to be transferred to the University of Adelaide ("the University"). The transfer was effective from 1 July 2003 and all grants to which the group was entitled were transferred to the University effective as of this date. All staff employed in the business segment were transferred to the University. The Company did not incur any relocation or redundancy costs in relation to this restructure.

Appointment of Administrators

On 20 January 2004 the Directors resolved that the Company was about to become insolvent and that Administrators of the Company be appointed. Pursuant to Section 436A of the Corporations Act 2001 ("the Act") the Company appointed Bruce James Carter and Martin David Lewis as Administrators.

DOCA

On 8 April 2004 the Company and the Administrators, Mr Bruce Carter and Mr Martin Lewis, entered into a Heads of Agreement with CBio under which CBio will acquire 51% in BresaGen as part of a Deed of Company Arrangement, subject to certain conditions being satisfied.

On 3 May 2004, Creditors at the Creditors Meeting, decided that the Company should execute a DOCA and that the Administrators should be the Deed Administrators of the Deed.

On 24 May 2004 a DOCA was entered into between the Company, the Administrators and CBio, an Australian registered corporation. Under this DOCA CBio shall:

(a) fund the Operating Cash Shortfall of the Company, to a maximum of $1.2 million, commencing 1 April 2004 and ending on the date that the DOCA is effectuated on which date CBio is to pay the Acquisition Sum, defined as being the sum which is sufficient to pay a dividend of 100 cents in the dollar to the Creditors of the Company.

(b) in addition to funding for the Operating Cash Shortfall, pay a sum up to $1.7 million within two business days of the date of the General Meeting set down for 11 October 2004.

The amount of $2.9 million, being the sum of (a) and (b) above, has been received from CBio and is held in the Deed Administrators' solicitors' trust account.

As part of the DOCA the Company has called a Shareholders' Meeting for 11 October 2004, at which meeting shareholders will consider resolutions to issue to CBio, shares representing 51% of the company and entering into a $3.4 million convertible note facility.

BresaGen Inc

On 28 June 2004 BresaGen Inc the wholly owned human embryonic stem cell subsidiary of the Company merged with Cythera a US based human embryonic stem cell company. Following this merger the operations of the consolidated entity are confined to the production and sale of Protein Pharmaceuticals for itself and third party clients.

10. Significant Events after the Balance Date

On 27 August 2004 Cythera of which the Company owned approximately 30% merged with Novocell Inc ("Novocell"). Novocell is a mid-staged biopharmaceutical company focused on commercialising its encapsulated cell technology for the treatment of diabetes and other diseases. Novocell is based in Irvine, California.

Novocell is considerably more advanced than Cythera in its clinical development and it is anticipated that it may obtain strong proof-of-concept from human clinical trials within 12 months. The Company owns approximately 9.76% of the new merged entity.

The Administrators report that they have a high level of confidence that they will shortly settle the Company's legal proceedings against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The legal proceedings were in relation to the potential anti-cancer drug the Company licensed from these parties. As the legal proceedings have not been finalised the amount of the likely settlement is unable to be communicated.

Other than the above there has not been any matter or circumstance, other than referred to elsewhere in the report, the financial statements or notes thereto, that has arisen since 30 June 2004 that has significantly affected or may significantly effect:

1. the Company's operations in future financial years; or
2. the results of those operations in future financial years; or
3. the Company's state of affairs in future financial years.

11. Likely Developments and Expected Results

Conditional upon shareholders voting in favour of the resolutions being put to the general meeting of shareholders on 11 October 2004 CBio will control 51% of the Company through the issue of 56,722,994 million shares to CBio. Conditional upon approval of shareholders at this same meeting the current Board of Directors will be replaced by CBio nominated directors.

It is understood that the intention of CBio to continue the operations of the Company in its restructured form and will seek re-quotation on the ASX as soon as practicable after the passing of resolutions put to shareholders at the General Meeting.

12. Specified Directors' and Executives Remuneration

The remuneration of each director and 5 senior decision makers of the Company during the year are as follows:

		Primary		Post Employ - ment	Equity	Other Compensation		
		Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options $	Termin- ation $	Insurance Premiums $	Total $
Specified Directors								
Non-executive								
Mr P Hart Chairman (resigned as director 19/1/04)	2004	34,385	-	2,787			-	37,172
Mr J Kucharcyk	2004	17,731	-				-	17,731
Mr R Mazzocchi	2004	17,891	-			-	-	17,891
Mr J Harkness (resigned as director 19/1/04)	2004	17,285	-	1,301		-	-	18,586
Executive								
Mr J Smeaton Managing Director (ceased as director 20/5/04)	2004	264,489	-	9,837	-	318,608		592,934
Mr C Juttner (resigned as director 19/1/04)	2004	120,600	-	11,074	-	131,693	22,714	286,081
Total Remuneration Specified Directors	**2004**	**472,381**	**-**	**24,999**	**-**	**450,301**	**22,714**	**969,094**
Specified Executives								
Ferrier Hodgson Administrators/Deed Administrators (appointed 20/1/04)	2004	544,875	-	-	-	-	-	544,875
Mr A Robins Chief Scientific Officer (resigned 28/6/04)	2004	252,970	-	9,486	-	98,708	-	361,164
Dr M Verma Chief Operating Officer	2004	123,250	-	11,093	-	-	1,374	135,717
Mr L Burns Chief Financial Officer and Company Secretary (resigned as employee 31/3/04)	2004	109,780	6,957	7,194	-	-	424	124,355
Mr G LaFontaine Intellectual Property Mgr (resigned 30/11/03)	2004	32,505	4,658	2,881	-	58,874	191	99,109
Ms J Zanetti Business Development Mgr (resigned 30/11/03)	2004	50,151	-	3,716	-	70,000	-	123,867
Total Remuneration Specified Executives	**2004**	**1,113,531**	**11,615**	**34,370**	**-**	**227,582**	**1,989**	**1,389,087**

Dr Smeaton and Dr Robins reside in the USA.

13. Environmental Regulations

The Company complies with all environmental regulations applicable to its operations.

14. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

15. Indemnification and Insurance of Directors and Officers

The Company currently does not insure the directors, company secretary and other executive staff for costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the offices in their capacity as officers of the Company.

16. Directors Meetings Attended

The number of directors' meetings held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Remuneration Committee Meetings		Audit Committee Meetings		Protein Pharmaceutical Meetings	
	Attended	Held*	Attended	Held*	Attended	Held*	Attended	Held*
PR Hart	7	7	1	1	4	4	1#	
JR Smeaton	8	8						
JB Harkness	7	7	1	1	4	4		
CA Juttner	7	7					8	8
J Kucharczyk	8	8			4	4		
R Mazzocchi	8	8	1	1			7	8

* Reflects the number of meetings held during the time the director held office during the year.
# Mr Hart attended one meeting as an alternate for Mr Mazocchi

17. Corporate Governance

The Company's corporate governance statement is disclosed separately in this annual report.

DATED this 8th day of October 2004.

MD Lewis
Deed Administrator

Corporate Governance

This statement outlines the ten core principles adopted by the ASX Corporate Governance Council and the extent to which the Company has followed the best practice recommendations throughout the financial year until the date of the appointment of the Administrators as defined below. Unless otherwise stated the guidelines followed have been followed for the entire reporting period. In this statement the Council's document published on 31 March 2003 is referred to as "the guidelines".

During the financial year and up to the date of the appointment of the Administrators, the Directors and management were focused on securing additional funding to ensure the viability of the Company. Therefore, whilst recognising the importance of these principles, implementation of additional procedures, policies and practices to comply with them was not a principal priority for the Company, with Directors choosing instead to focus on maintaining the viability of the Company. This is the explanation as to why a number of the recommendations have not been complied with.

On 19 January 2004 Mr Peter Hart, Mr John Harkness and Dr Chris Juttner resigned as Directors of the Company. As a result the Board was not properly constituted from that date.

On 20 January 2004 the remaining directors resolved to appoint Messrs Bruce Carter and Martin Lewis of Ferrier Hodgson joint administrators of the Company ("the Administrators").

On 21 January 2004 the Administrators applied to and received an Order from the Supreme Court of South Australia that their appointment was valid notwithstanding the improperly constituted Board.

Following the appointment of the Administrators, the guidelines and the recommendations have not been of relevance to the Company as the Company has been governed by the Administrators (rather than by the Board) and since 24 May 2004 when a Deed of Company Arrangement was executed.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

Recognise and publish the respective roles of board and management.

Recommendation 1.1: Formalise and disclose the functions reserved to the board and those delegated to management.

The role of the Board, up until the appointment of the Administrators included:

- Setting the Company's strategic direction;
- Ensuring the Company's risk management and compliance systems are effective;
- Setting the remuneration framework for the Company and assessing the performance of, and compensation for, senior management; and
- Approving the annual business plan and budgets.

The Board delegates the executive management of the Company to the Chief Executive Officer.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

Have a board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.

Recommendation 2.1: A majority of the board should be independent directors.

The skills, experience and expertise relevant to the position of Director held by each Director in office at the date of this annual report is included on page 1 of the Directors Report.

Directors of the Company are considered independent when they are independent of management (a non-executive director) and who:

- Is not a substantial shareholder (5% or more of the voting rights) of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholder of the Company;
- Has not in the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;
- Is not a principal of a professional advisor to the Company or another group member;
- Is not a significant supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
- Has no significant contractual relationship with the Company or another group member other than as a director of the Company; and
- Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

In accordance with this definition of independence one of the two Directors of the Company are considered independent. The Company is therefore not compliant with this guideline.

Recommendation 2.2: The chairperson should be an independent director.

The Company complies with this recommendation.

Recommendation 2.3: The roles of chairperson and chief executive officer should not be exercised by the same person.

The Company complies with this recommendation.

Recommendation 2.4: The board should establish a nomination committee.

At the time the Directors appointed the Administrators, the Board had a Remuneration and Nomination Committee.

The Remuneration and Nomination Committee's functions and responsibilities included:

- Reviewing the performance of senior executives;
- Reviewing and recommending the remuneration of senior executives;
- Recommending the Company's remuneration policy;
- Reviewing and recommending non-executive director fees;
- Nomination of directors, giving consideration to the balance, nature and degree of expertise required and its ongoing relevance to the Company's activities.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

Actively promotes ethical and responsible decision-making.

Recommendation 3.1: Establish a Code of Conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:

3.1.1: The practices necessary to maintain confidence in the company's integrity.

3.1.2: The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

The Company has not established a Code of Conduct to guide Directors, the Chief Executive Officer, the Chief Financial Officer and other key executives.

Recommendation 3.2: Disclose the policy concerning trading in company securities by directors, officers and employees.

The Constitution does not preclude Directors from acquiring shares in the Company. Outlined below is the Company's policy for Directors' trading in shares as approved by the Board of Directors.

Directors and senior executives, in general, can only trade in the Company's shares in the 21 days commencing three days after the announcement of the Company's half yearly results, annual results and AGM. Directors must inform and receive acknowledgement from the Chairman or the Company Secretary, and senior executives from the Company Secretary of an intention prior to any dealings by themselves or their associates.

In any event directors and senior executives are prohibited from trading in the Company's shares in the following circumstances:

- If in possession of price sensitive information; or
- Where the Director or officer would be trading for a short term gain.

It is also inappropriate for Directors and senior executives to procure others to trade when they are precluded from trading.

Subsequent confirmation to the Company Secretary that the trade has occurred is required.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

Have a structure to independently verify and safeguard the integrity of the company's financial reporting.

Recommendation 4.1: Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.

In the previous financial year this guideline was followed. However for the financial year ended 30 June 2004 the Company did not have a Chief Executive Officer or Chief Financial Officer.

Recommendation 4.2: The board should establish an Audit Committee.

The Board has an established Audit Committee.

Recommendation 4.3: Structure the Audit Committee so that it consists of:
• Only non-executive directors.
• A majority of independent directors.
• An independent Chairperson, who is not chairperson of the board.
• At least three members.

The structure of the Committee complied with this recommendation up until the 19 January 2004 at which time two of the Audit Committee member resigned as Directors.

Recommendation 4.4: The Audit Committee should have a formal charter.

The Audit Committee has a Charter that has been approved by the Board of Directors. The main features of the Charter are set out below.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

- The financial reports and other financial information released by the Company in accordance with the Corporations Law or Australian Stock Exchange Listing Rules (the Listing Rules);
- The Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and
- The Company's auditing, accounting and financial reporting processes generally.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and adherence to, the Company's policies, procedures and practices at all levels.

The Audit Committee's primary responsibilities and duties are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process, internal control systems and management of risk;
- Review and appraise the audit efforts of the Company's external auditors. The external auditors, KPMG were appointed when the Company listed on the Australian Stock Exchange in September 1999. The lead audit engagement partner was last rotated in 2002 and will rotate at a maximum of every seven years; and
- Provide an open avenue for communication among the external auditors, financial and senior management and the Board of Directors.

The Audit Committee shall be comprised of three or more directors as determined by the Board, two of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Committee must have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related management expertise.

The Committee meets at least two times annually, or more frequently as circumstances dictate. As part of its job to foster open communications, the Committee should meet at least annually with management and external auditors in separate sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

Promote timely and balanced disclosure of all material matters concerning the company.

Recommendation 5.1: Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.

The Company has established policies and procedures which comply with the recommendation. These were established, and have been regularly reviewed, to ensure that the Company complies not only with its obligations at law and under the ASX Listing Rules, but with the best practice as it has evolved in recent years.

Up until the appointment of the Administrators the Company Secretary was responsible for communications with the Australian Stock Exchange including responsibility for ensuring compliance with the continuous disclosure requirements of the ASX and overseeing information going to the ASX, shareholders and other interested parties.

The Directors have obligations to inform the Company of any securities trading in the Company.

All announcements made to the ASX by the Company are published on the Company's website. www.bresagen.com.au.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

Respect the rights of shareholders and facilitate the effective exercise of those rights.

Recommendation 6.1: Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.

Whilst the Company does not have a formal communications strategy in place during the reporting period, it keeps shareholders informed of the Company's performance and all major developments in an ongoing manner as part of the public company disclosure requirements imposed by the ASX. Information is communicated to shareholders through:

i. the Annual Report which is distributed to all shareholders;
ii. the Financial half-year shareholders' report is made available to all shareholders via public announcements;
iii. other correspondence regarding matters impacting on shareholders as required;
iv. ASX, Press Announcements and corporate presentations are all posted for public viewing on the Company's website following regulatory approval; and
v. newsletters are posted or emailed to Shareholders from time to time.

Shareholders are also encouraged to participate in the Annual General Meeting to ensure a high level of accountability and identification with the Company's strategies and goals. Important issues are presented to shareholders as single resolutions.

Recommendation 6.2: Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the audit.

The senior engagement partner of the Company's external auditor, KPMG, attends the Company's Annual General Meetings and is available to answer questions from shareholders in relation to the audit. The Chairman advises the shareholders of this at the commencement of each Annual General Meeting.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

Establish a sound system of risk oversight and management and internal control.

Recommendation 7.1: The board or appropriate board committee should establish policies on risk oversight and management.

Recommendation 7.2: The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the board in writing that:

7.2.1: The statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.

7.2.2: The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Refer to recommendation 4.1.

PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE

Fairly review and actively encourage enhanced board and management effectiveness.

Recommendation 8.1: Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.

A performance evaluation of the Board was not undertaken during the reporting period. The Company does have a formal performance review process in place for senior executives and all permanent staff.

PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY

Recommendation 9.1: Provide disclosure in relation to the company's remuneration policies to enable investors to understand:
(i) the costs and benefits of those policies and
(ii) the link between remuneration paid to directors and key executives and corporate performance.

The Remuneration and Nomination Committee of the Board of Directors is responsible for recommending and reviewing compensation arrangements for the Directors, Chief Executive Officer and the executive team.

Recommendation 9.2: The board should establish a Remuneration Committee.

The Board had, at the time the Directors appointed the Administrators, an established Remuneration and Nomination Committee. Refer to recommendation 2.4.

Recommendation 9.3: Clearly distinguish the structure of non-executive directors' remuneration from that of executives.

The structure of non-executive directors' remuneration and that of executives is set out in the relevant section of the Directors' Report.

Details of the nature and amount of each element of the emolument of each director of the Company and each of the five executive officers of the Company receiving the highest emolument for the financial year are disclosed in the relevant section of the Directors' Report.

The Company has issued stock options to Directors in the past. The board believes that stock options assist in attracting quality directors, particularly in a technology-focussed company where conservation of cash resources is critical.

Non-executive directors are not provided with retirement benefits other than statutory superannuation.

PRINCIPLE 10: RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS

Recommendation 10.1: Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

This guideline has not been met.

ADDITIONAL INFORMATION

Protein Pharmaceuticals Deal Committee

In addition to the above guidelines recommending Company's establish Board subcommittees for Audit and Remuneration and Nomination the Board of Directors established this Committee due to the potential conflicts that arise given the likelihood the Chief Executive Officer and most of senior management would transfer to an associated company at the completion of the proposed US fundraising efforts. This Committee acted on the Board's behalf in discussions and negotiations with the appointed US bankers (Caymus Partners), legal advisors and other consultants and advisors used in relation to this transaction.

The principal responsibilities of this Committee included:

- Review and approve the Caymus engagement;
- Meet with the Caymus principals to establish an effective relationship;
- Review and approve the engagement of US attorneys advising the Company in respect to this transaction.
- Participate in meetings with Caymus leading to the formulation of offer documents, comprising an initial Executive Summary and a subsequent Private Placement Memorandum;
- Recommend company structures for approval by the Board of directors;
- Provide initial review for the Board of Directors of proposed terms sheet from lead investor(s); and
- Participate in, monitor and review alternative Protein Pharmaceutical discussions and negotiations.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated		The Company	
		2004	2003	**2004**	2003
	Note	**$'000**	$'000	**$'000**	$'000
Sales Revenue	2	**2,386**	1,905	**2,024**	1,784
Research & development income					
- Contract research income	2	**-**	683	**-**	683
- Government grants	2	**1,355**	2,217	**209**	1,251
Interest income	2	**140**	424	**736**	934
Proceeds from disposal of controlled entity	2	**6,783**	-	**6,783**	-
Other revenue from ordinary activities	2	**106**	38	**106**	38
Total revenue from ordinary activities		**10,770**	5,267	**9,858**	4,690
Cost of sales					
- recurring expenditure		**921**	1,371	**921**	1,371
- stock and WIP write off		**-**	35	**-**	35
Research & development expenditure					
- Contract research expenditure		**24**	616	**24**	616
- Government grants expenditure		**360**	2,924	**360**	2,247
- Other research expenditure		**3,574**	4,529	**1,683**	1,705
- Write off of intellectual property		**567**	4,172	**567**	1,800
- Amortisation of intellectual property		**933**	1,479	**188**	388
Selling & marketing expenditure		**216**	406	**216**	406
Administration expenditure					
- recurring expenditure		**5,145**	3,613	**3,998**	3,103
- write off of receivable from controlled entity		**-**	-	**10,742**	-
- carrying amount of controlled entity disposed		**6,359**	-	**-**	-
- costs associated with the administration of the company		**791**	-	**791**	-
- write down of investment in controlled entity		**-**	-	**-**	5,234
- write down of investment on other entity		**2,014**	-	**2,014**	-
- borrowing costs		**524**	68	**524**	68
Loss from ordinary activities before related income tax expense		**(10,658)**	(13,946)	**(12,170)**	(12,283)
Income tax relating to ordinary activities	3	**-**	-	**-**	-
Loss from ordinary activities after related income tax expense	16	**(10,658)**	(13,946)	**(12,170)**	(12,283)
Net loss attributable to members of the parent entity		**(10,658)**	(13,946)	**(12,170)**	(12,283)
Basic loss per share	25	**(19.56)**	(25.59)		
Diluted loss per share	25	**(19.56)**	(25.59)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements

STATEMENT OF FINANCIAL POSITION

FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated		The Company	
		2004	2003	2004	2003
	Note	$'000	$'000	$'000	$'000
Current Assets					
Cash assets	4	**1,399**	5,860	**1,392**	5,511
Receivables	5	**124**	1,184	**124**	858
Inventories	6	**57**	183	**57**	183
Total Current Assets		**1,580**	7,227	**1,573**	6,552
Non-Current Assets					
Receivables	5	**-**	4	**158**	9,820
Other financial assets	7	**4,769**	-	**4,769**	-
Property, plant and equipment	8	**11,316**	12,095	**11,316**	11,779
Intangible assets	9	**263**	8,465	**263**	1,018
Total Non-Current Assets		**16,348**	20,564	**16,506**	22,617
Total Assets		**17,928**	27,791	**18,079**	29,169
Current Liabilities					
Payables	10	**2,540**	1,582	**2,540**	1,297
Interest-bearing liabilities	11	**382**	401	**382**	401
Provisions	12	**483**	614	**483**	614
Total Current Liabilities		**3,405**	2,597	**3,405**	2,312
Non-Current Liabilities					
Interest-bearing liabilities	11	**7,161**	7,142	**7,161**	7,142
Provisions	12	**59**	91	**59**	91
Non interest-bearing liabilities	13	**5**	5	**5**	5
Total Non-Current Liabilities		**7,225**	7,238	**7,225**	7,238
Total Liabilities		**10,630**	9,835	**10,630**	9,550
Net Assets		**7,298**	17,956	**7,449**	19,619
Equity					
Contributed equity	14	**61,084**	61,084	**61,084**	61,084
Reserves	15	**234**	234	**234**	234
Accumulated losses	16	**(54,020)**	(43,362)	**(53,869)**	(41,699)
Total Equity		**7,298**	17,956	**7,449**	19,619

The statements of financial position are to be read in conjunction with the notes to the financial statements

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	The Company 2004 $'000	The Company 2003 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**4,651**	4,679	**3,516**	3,679
Cash payments in the course of operations		**(8,317)**	(13,158)	**(6,876)**	(12,114)
Interest paid		**(526)**	-	**(526)**	-
Interest received		**140**	454	**133**	449
Net cash used in operating activities	26	**(4,052)**	(8,025)	**(3,753)**	(7,986)
Cash flows from investing activities					
Proceeds from sale of non-current assets		**-**	8	**-**	8
Payments for property, plant and equipment		**(409)**	(9,444)	**(366)**	(9,154)
Loans repaid by other entities		**-**	131	**-**	-
Net cash provided used in investing activities		**(409)**	(9,305)	**(366)**	(9,146)
Cash flows from financing activities					
Proceeds from borrowings		**-**	7,044	**-**	7,044
Net cash provided by used in financing activities		**-**	7,044	**-**	7,044
Net decrease in cash held		**(4,461)**	(10,286)	**(4,119)**	(10,088)
Cash at beginning of the financial year		**5,860**	16,226	**5,511**	15,599
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**-**	(80)	**-**	-
Cash at end of the financial year	4	**1,399**	5,860	**1,392**	5,511

The statements of cash flows are to be read in conjunction with the notes to the financial statements

(This page has been left intentionally blank)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of the financial report are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 ('the Act').

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

Going Concern

The accounts have been prepared on a going concern basis, which contemplates continuity of business activities and its realisation of assets and settlement of liabilities in the ordinary course of business. The Deed Administrators believe this to be appropriate despite the consolidated entity incurring a loss during the year of $10.7m (2003: $13.9m) and has cash on hand at 30 June 2004 of $1.4m compared to $5.9m as at 30 June 2003.

On 20 January 2004 the Directors resolved that the Company was about to become insolvent and that Administrators of the Company be appointed. Pursuant to Section 436A of the Act the Company appointed Bruce James Carter and Martin David Lewis as Administrators.

On 8 April 2004, the Company and the Administrators, Mr Bruce Carter and Mr Martin Lewis, entered into a Heads of Agreement with CBio, an unlisted biotechnology company based in Queensland, under which CBio will acquire 51% in the Company as part of a Deed of Company Arrangement, subject to certain conditions being satisfied.

At the Creditors Meeting, held on 5 May 2004, approval for the Company to execute a DOCA and that the Administrators should be the Deed Administrators of the Deed was obtained.

On 29 May 2004 a Deed of Company Arrangement was entered into between the Company, the Administrators and CBio.

The main elements of the DoCA are as follows:

1. CBio shall fund the net operating cash shortfall of the Company from the period 1 April 2004 to the completion date (likely to be 12 October 2004). The maximum cash shortfall payable by CBio is $1.2 million;

2. In addition to the cash shortfall funding amount of $1.2 million, CBio shall pay the Deed Administrators a sum of up to $1.7 million within two business days following the general meeting on 11 October for the purpose of permitting the Deed Administrators to pay a dividend of 100 cents in the dollar to BresaGen creditors;

3. In consideration of CBio's payments of the above amounts of $1.2 million and $1.7 million, the Company shall issue to CBio 56,722,994 shares (51% of the Company) at an issue price of 5.1 cents per share (for a total cash consideration of $2.9 million);

4. The Company shall issue a maximum of 34 convertible notes under a convertible note facility at an issue price of $100,000 per note. The convertible note facility shall be secured by a fixed and floating charge over all the assets and undertakings of the Company and shall bear interest at the rate of 8% per annum. The convertible notes are transferable and are convertible at the option of the holder. The convertible note facility has a three year term.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(A) BASIS OF PREPARATION (cont'd)

5. The completion date will be the date on which CBio assumes a controlling interest in BresaGen by virtue of the issue of shares to CBio and the replacement of the Company's current directors. This requires shareholder approval

The DOCA is subject to the following three events:

1. The reconstitution of the Company board so that it is comprised of only three new directors appointed by CBio;

2. Shareholder approval of the above share and convertible note issues; and

3. The Government of South Australia waiving all and any defaults that have arisen under the Deferred Purchase Arrangement (DPA) with the Company in relation to the Company's premises at 8 Dalgleish St, Thebarton, to the reasonable satisfaction of CBio.

If one or more of the above conditions are not met then it is likely that the Company will be placed in Liquidation. In this event the Company will be required to realise its assets and extinguish its liabilities other than in the ordinary course of business and at amounts that may be different to those stated at reporting date.

The ability of Bresagen continuing as a going concern is also dependant upon CBio meeting its financial obligations under the DOCA and in particular the funding of the $3.4 million convertible note facility.

Recoverable amount of non-current assets

If the carrying amount of a non-current asset exceeds the recoverable amount expected, the asset has been written down to the lower value. The write-down is expensed in the reporting period in which it occurs.

(B) PRINCIPLES OF CONSOLIDATION

Controlled entities
The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Associates
Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates, including those belonging to contributors of non-monetary assets on establishment, are eliminated to the extent of the consolidated entity interest. Unrealised gains relating to associates are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(C) OPERATING REVENUE

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of products and services. Sales revenue is recognised when goods or services are provided.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

Fee income derived from research and development contracts is recognised when specified milestones are achieved and the consolidated entity becomes entitled to the income under the terms of the relevant contract.

Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the consolidated entity receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 11) as the consolidated entity does not control the income until the relevant expenditure has been incurred.

(D) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(E) FOREIGN CURRENCY

Transactions
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rate of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

Translation of controlled foreign entities
The assets and liabilities of foreign operations, including controlled entities and associates, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of is transferred to retained profits in the year of disposal.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(E) FOREIGN CURRENCY (cont'd)

Hedges
The net amount payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised the net receivable or payables are revalued using the foreign currency exchange rates current at reporting date.

(F) RESEARCH AND DEVELOPMENT COSTS

Internally generated research and development costs are expensed as incurred.

(G) TAXATION

The consolidated entity adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

(H) RECEIVABLES

Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Trade debtors are expected to be settled within 30 days.

(I) INVESTMENTS

Controlled Entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statements of financial performance when they are proposed by the consolidated entities.

Associated Companies
In the Company's financial statements, investments in associates are carried at the lower of cost and recoverable amount. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Other Entities
Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

(J) INVENTORIES

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(K) PROPERTY, PLANT AND EQUIPMENT

Acquisition
Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

External costs incurred in the construction of the consolidated entity's new building facility have been capitalised and recorded as capital work in progress, and transferred to buildings at cost on completion of the building.

Useful lives
All assets, including intangibles, have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual value, with the exception of freehold land. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed.

The depreciation rates or useful lives for each class of assets are as follows:

Property, plant and equipment	2004	2003
Buildings	4%	4%
Plant and equipment	10%-33%	10%-33%
Computer equipment	20%-33%	20%-33%
Furniture and fittings	10%-20%	10%-20%

(L) LEASED ASSETS

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating leases
Payments made under operating leases are expensed on a straight line basis over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

(M) INTANGIBLES

Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with *UIG Abstract 44, Acquisition of in-process research and development*, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG has been applied to reporting periods ending on or after 1 July 2002.

Commercialised intellectual property that is generating revenue is amortised between 5 to 15 years.

Intellectual property that is yet to be commercialised is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating sales revenue.

Patent costs are expensed as incurred.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(N) PAYABLES

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(O) EMPLOYEE BENEFITS

Wages, Salaries and Annual Leave
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employee's services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

Long Service Leave
The amount provided for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made in connection with employees' services provided up to reporting date.

The provision is calculated using expected wage and salary rates, including related on-costs and expected settlement dates are based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Employee Option Schemes
Employees are entitled to participate in option schemes as described in Note 28. No remuneration expense is recognised in respect of employee options issued.

(P) SUPERANNUATION FUND

The Company and its controlled entities contribute to employee accumulation superannuation and retirement funds at various percentages to provide benefits for employees and their dependents on retirement, disability or death. For Australian based employees the contribution is equal to or greater than 9% of employees gross salaries. US based employees had matching contributions up to a maximum of 3% of gross salaries made. Contributions are recognised as an expense against income as they are made.

(Q) DEFERRED INCOME

Under the terms of the consolidated entity's major research contracts and government grants, the consolidated entity does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R) INTEREST BEARING LIABILITIES

Loans are recognised at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

(S) NON -INTEREST BEARING LIABILITIES

Unsecured long term loans
Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(T) USE AND REVISION OF ACCOUNTING ESTIMATES

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(U) ACQUISITION OF ASSETS

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred that are probable and can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expenses as incurred.

(V) RECOVERABLE AMOUNTS OF NON-CURRENT ASSETS VALUED ON COST BASIS

The Carrying amounts of non-current assets valued on he cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts of non-current assets, the relevant cash flows have been discounted to their present value.

(W) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement for borrowings, finance charges in respect of finance leases and foreign exchange differences net of the effect of hedges of borrowings.

Interest payments in respect of financial instruments classified as liabilities are included in borrowing costs.

Ancillary costs incurred in connection with the arrangement of borrowings are netted against the relevant borrowings and amortised over their life.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take ore than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the assets. Where funds are borrowed specifically for acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalies using a weighted average capitalisation rate.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(X) EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

2. OPERATING LOSS

	Consolidated		The Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Loss from ordinary activities has been arrived at after including:				
Revenue from operating activities				
Sales revenue from non-related entities	2,386	1,905	2,024	1,784
Interest from non-related entities	140	424	133	409
Government grants	1,355	2,217	209	1,251
Contract research income	-	683	-	683
Revenue from outside operating activities				
Interest from related parties	-	-	603	525
Proceeds from disposal of controlled entity	6,783	-	6,783	-
Other income	106	38	106	38
	10,770	5,267	9,858	4,690
Operating Expenses				
Amortisation of intellectual property	933	1,479	188	388
Write off of intellectual property	567	4,172	567	1,800
Write off of stock and work-in-progress	-	35	-	35
Depreciation of plant and equipment	378	310	300	253
Depreciation of buildings	446	82	446	82
Provision for employee entitlements	163	343	163	343
Borrowing costs				
- related parties	-	-	-	-
- other parties	526	68	526	68
Legal expenses paid via share issue	-	36	-	36
Lease rental - operating leases	-	49	-	43
- occupancy leases	129	236	-	93
Research & development costs	3,958	8,069	2,067	4,568
Loss on write off of non-current assets	-	59	-	59
Net foreign exchange loss	67	255	65	91
Costs associated with the administration of the company	791	-	791	-
Write off of receivable from controlled entity	-	-	10,742	-
Carrying amount of controlled entity disposed	6,359	-	-	-
Diminution in value of investment in other entity	2,014	-	2,014	-
Diminution in value of investment in controlled entity	-	-	-	5,234

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
3. TAXATION				
(A) Income Tax Expense				
Prima facie income tax expense/(credit) calculated at 30% (2003: 30%)	**(3,197)**	(4,183)	**(3,651)**	(3,685)
Increase in income tax expense due to non tax deductible items:				
Legal fees	**281**	56	**281**	56
Sundry items (including entertainment)	**2**	2	**2**	2
Unrealised foreign exchange loss	**-**	26	**-**	26
Amortisation and write off of intellectual property	**450**	656	**227**	656
Diminution in value of investment in controlled entity	-	-	**1,792**	1,571
Tax losses of non-resident controlled entity not carried forward as future income tax benefit	**522**	2,069	**-**	-
	(1,942)	(1,374)	**(1,349)**	(1,374)
Net future income tax benefit not brought to account	**1,835**	1,307	**1,246**	1,307
Adjustment to prior year tax losses brought forward	**107**	67	**103**	67
Income tax expense from ordinary activities	-	-	-	-

(B) Future income tax benefit not brought to account

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Consolidated 2004	Consolidated 2003	The Company 2004	The Company 2003
Future income tax benefit on tax losses carried forward	**9,659**	7,645	**8,936**	7,514
Future income tax benefit on capital loss carried forward	**272**	272	**272**	272
Future income tax benefit on timing differences	**439**	410	**439**	410
	10,379	8,327	**9,647**	8,196

The amounts comprise the estimated future benefit at the applicable rate of 30% (2003: 30%), which represents the applicable tax rate at which the benefit may be utilised.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

The consolidated entity had (2003) tax losses available in the United States from its foreign subsidiary that are excluded from the above table as they were only available to be utilised against any future operating profits of the foreign subsidiary. Interest in the United States subsidiary ended as at 28 June 2004 (see note 7) and these losses cease to be available to the consolidated entity.

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000

4. CASH

Cash at bank and on hand	**1,279**	865	**1,272**	516
Bank short term deposits and commercial bills	**120**	4,995	**120**	4,995
	1,399	5,860	**1,392**	5,511

The bank short term deposits and commercial bills mature within 60 days and pay interest at a weighted average interest rate of 4.5% (2003: 4.5%) at 30 June 2004.

5. RECEIVABLES

Current

Trade debtors	**74**	442	**74**	442
Provision for doubtful debts	**(5)**	(5)	**(5)**	(5)
	69	437	**69**	437
Other debtors	**55**	508	**55**	372
Other loans	**-**	171	**-**	-
Prepayments	**-**	68	**-**	49
	124	1,184	**124**	858

Other loans included a loan to a director of a subsidiary Company, details of which are set out in Note 22.
Investment in the subsidiary Company ended 28 June 2004 (see note 20)
Other debtor amounts arise from activities outside the usual trading activities of the consolidated entity.

Non-Current

Loans to controlled entities				
- BresaGen Inc (Note 23)	**-**	-	**-**	9,816
- Generipharm Inc (Note 23)	**-**	-	**158**	
Loan to associated company (Note 21)	**-**	4	**-**	4
	-	4	**158**	9,820

The loan to BresaGen Inc, a subsidiary Company, details of which are set out in Note 23 was written off as part of the sale agreement to Cythera Inc. Investment in the subsidiary Company ended 28 June 2004 (see note 20).

During the year the Company established a United States registered corporation, Generipharm Inc, to which was advanced $US104,500 for operational expenses. The loan is repayable at call with interest set at 6% per annum. To date no interest has been charged on the outstanding balance.

6. INVENTORIES

Work in progress at cost	**27**	27	**27**	27
Finished goods at cost	**30**	156	**30**	156
	57	183	**57**	183

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
7. INVESTMENTS (NON-CURRENT)				
Investments in other entities – at cost	**4,769**	-	**4,769**	-
Investments in Controlled Entities – at cost	-	-	**1,785**	14,405
Provision for diminution in value	-	-	**(1,785)**	(14,405)
	4,769	-	**4,769**	-

On 28 June 2004 Bresagen Inc a 100% subsidiary of the Company was merged with Cythera Inc, a United States incorporated company. As consideration for this merger the Company acquired shares valued at $6.8 million, thereby obtaining a 39% shareholding of the merged entity. This shareholding has been written down to $4.8 million. Additionally the Company secured a option to divest its holding in the merged entity by way of a 'put' option that allows it to receive USD880,000 for its investment. This option expired on 28 September 2004. Further to the original merger, Cythera Inc has announced it has undertaken a merger with Novocell Inc, another United States incorporated company, resulting in the Company currently holding 9.76% of the newly merged entity.

The cost of the shares derived from the merger has been determined after reference to both the independent expert's report and Novocell's ability to raise capital from third parties. Novocell advises that it has raised $US10 million from third party investors for 10 million shares.

The Company believes it does not exercise significant influence or control over the consolidated entity that would cause them to be considered an associate.

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
8. PROPERTY, PLANT AND EQUIPMENT				
Land – at cost	**600**	600	**600**	600
Buildings – at cost	**10,034**	9,771	**10,034**	9,771
Provision for depreciation	**(528)**	(82)	**(528)**	(82)
	9,506	9,689	**9,506**	9,689
Plant and equipment - at cost	**2,975**	3,425	**2,975**	3,031
Provision for depreciation	**(1,765)**	(1,619)	**(1,765)**	(1,541)
	1,210	1,806	**1,210**	1,490
Total Property, Plant and Equipment - Net Book Value	**11,316**	12,095	**11,316**	11,779

The land and buildings are funded by the Deferred Purchase Agreement with the State Government of South Australia as disclosed in Note 11. Title of the land and building is retained by the State Government of South Australia and passes to the Company on repayment of the loan.

Valuation of land and buildings

Land and buildings are measured on a fair value basis, being the amount for which assets could be exchanged between knowledgeable and willing parties in an arm's-length transaction, having regard to the highest and best use of the asset for which the parties are willing to pay. The current year's valuation of the land has been determined by reference to the amount the government has specified as land in the Deferred Purchase Agreement. The valuation of the building has been determined by the cost of construction including the fittings integral to the building. The prior year valuation was determined on the same basis.

8. PROPERTY, PLANT AND EQUIPMENT (cont'd)

	Consolidated		The Company	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Freehold land				
Carrying amount at beginning of year	**600**	-	**600**	-
Transferred from capital works in progress	-	600	-	**600**
Carrying amount at end of year	**600**	600	**600**	**600**
Buildings				
Carrying amount at beginning of year	**9,689**	-	**9,689**	-
Transferred from capital works in progress	-	9,771	-	**9,771**
Additions	**263**	-	**263**	-
Depreciation	**(446)**	(82)	**(446)**	**(82)**
Carrying amount at end of year	**9,506**	9,689	**9,506**	**9,689**
Plant and equipment				
Carrying amount at beginning of year	**1,806**	1,045	**1,490**	983
Additions	**146**	1,130	**103**	827
Disposals	**(364)**	(67)	**(83)**	(67)
Depreciation	**(378)**	(302)	**(300)**	(253)
Carrying amount at end of year	**1,210**	1,806	**1,210**	1,490
Capital works in progress				
Carrying amount at beginning of year	-	1,758	-	1,758
Additions	-	8,472	-	8,472
Borrowing costs capitalised	-	141	-	141
Transfer to land and buildings	-	(10,371)	-	(10,371)
Carrying amount at end of year	-	-	-	-

9. INTANGIBLES

	Consolidated 2004	Consolidated 2003	The Company 2004	The Company 2003
Commercialised intellectual property – at cost	**1,780**	14,690	**1,780**	3,780
Provision for amortisation	**(950)**	(2,053)	**(950)**	(962)
Write down of intellectual property	**(567)**	(4,172)	**(567)**	(1,800)
Total intellectual property	**263**	8,465	**263**	1,018
Movement of intellectual property				
Commercialised intellectual property				
Carrying amount at beginning of year	**8,465**	1,206	**1,018**	1,206
Transferred from non-commercialised	-	12,910	-	2,000
Amortisation	**(933)**	(1,479)	**(188)**	(388)
Write down	**(567)**	(4,172)	**(567)**	(1,800)
Disposal	**(6,702)**	-	-	-
Carrying amount at end of year	**263**	8,465	**263**	1,018
Non-commercialised intellectual property				
Carrying amount at beginning of year	-	12,910	-	2,000
Transferred to commercial	-	(12,910)	-	(2,000)
Carrying amount at end of year	-	-	-	-

9. INTANGIBLES (cont'd)

Intellectual Property

In February 1988, the Company entered into an agreement with the University of Adelaide whereby the Company acquired services of the University in the field of biotechnological research and development and other related areas. All intellectual property arising from work performed relating to this agreement is deemed to be the property of the Company. The cost of the intellectual property was $4 million satisfied by the issue of 4,000,000 fully paid ordinary $1 shares at fair value. $1,780,000 of this amount related to commercialised intellectual property and is being amortised as stated below. The remaining $2,220,000 was for non-commercialised intellectual property relating to E21R and cST, that was written off during the prior year due to the termination of the E21R British Biotech collaboration.

Commercialised

In accordance with Accounting Policy 1(M) commercialised intellectual property being human Growth Hormone (hGH) and EquiGen, is amortised over 5 and 15 years respectively.

The carrying value of the hGH and EquiGen intellectual property is supported by a discounted cash flow analysis, dated 24th September 2004, prepared by management. Based on this analysis the Company has written off $567,000 of the value of the EquiGen intellectual property due to the low probability of deriving future economic benefits from the assets.

Non-commercialised

In accordance with Accounting Policy 1(M) non-commercialised intellectual property is not amortised.

On 21 September, 1999 the Company entered into an agreement with Luminis Pty Ltd whereby the Company was assigned intellectual property in relation to the Cell Therapy project. The cost of the intellectual property was $2 million satisfied by the issue of 2,000,000 fully paid ordinary $1 shares at fair value.

On 15 November, 2000 the Company acquired intellectual property recorded at a net value of $10,910,000 as part of the acquisition of CytoGenesis, Inc.

From 1 July 2002, the Company transferred its Cell Therapy intellectual property to its commercialised pool of intangible assets as during the financial year the Company began revenue generating activities associated with this intellectual property.

Intellectual property with a carrying value of $484,000 was disposed during November 2003 to another third party, Nexgen, for $341,000 in cash plus a 4% shareholding in Nexgen valuing the total consideration at $484,000. The value of the shares was subsequently written off.

On 28 June 2004 the Company's 100% owned subsidiary, BresaGen Inc., a United States incorporated entity, was merged with Cythera, a United States incorporated entity. The Cell Therapy intellectual property ($6,218,000) held by BresaGen Inc was the prime consideration for the shares (see Note 20) received by the Company.

10. PAYABLES (CURRENT)

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Trade creditors	**1,418**	440	**1,418**	230
Other creditors and accruals	**1,122**	1,029	**1,122**	954
Deferred income	**-**	113	**-**	113
	2,540	1,582	**2,540**	1,297

11. INTEREST BEARING LIABILITIES

	Consolidated		The Company	
	2004	2003	**2004**	2003
Current				
Long term loan – secured	**382**	401	**382**	401
Non-Current				
Long term loan - secured	**7,161**	7,142	**7,161**	7,142

11. INTEREST BEARING LIABILITIES (cont'd)

On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The maximum amount of funding available under the agreement is $8,024,400. As at 30 June 2004, $7,543,000 (2003: $7,543,000) has been recorded as drawn under the terms of the agreement in the form of $7,334,000 (2003: $7,334,000) in cash and $209,000 (2003: $209,000) in capitalised interest.

On 6 July 2004, the Company entered into a fee agreement with the Sate Government of South Australia to amend its obligations under the loan agreement for a payment of a fee of $50,000 per month. Such payment will continue until the Company ceases to be an externally administered body or 6 January 2005, whichever comes first. All payments made under this agreement will be credited against the Company's indebtedness under the loan.

12. PROVISIONS

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Current				
Employee entitlements				
- annual leave	**171**	215	**171**	215
- long service leave	**312**	399	**312**	399
	483	614	**483**	614
Non-Current				
Employee entitlements				
- long service leave	**59**	91	**59**	91
Total Employee entitlements	**542**	705	**542**	705

13. NON INTEREST BEARING LIABILITES (NON-CURRENT)

Non-Interest bearing				
Unsecured long term loans	**5**	5	**5**	5

14. CONTRIBUTED EQUITY

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Issued and paid up				
Ordinary shares, fully paid 54,498,560 (2003: 54,498,560)	**61,084**	61,084	**61,084**	61,084
(a) Ordinary shares				
Movements in ordinary share capital				
Balance at the beginning of the financial year	**61,084**	61,048	**61,084**	61,048
Shares Issued				
nil (2003: 50,000) shares issued under Deed of Variation (i)	**-**	36	**-**	36
Balance at the end of the financial year	**61,084**	61,084	**61,084**	61,084

14. CONTRIBUTED EQUITY (cont'd)

In the event of winding up of the Company ordinary shareholders rank after creditors and, after payment of all liabilities, are entitled to any proceeds of liquidation.

Notes:

(i) On 8 July 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Note 19) at a weighted average price of $0.72. The fair value of these shares was expensed to the statement of financial performance.

(b) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2004 is 3,683,650 (2003: 4,975,218) comprising:

	Exercise Price $	2004 000	2003 000
Employee Options (i)	$0.27 to $1.55	**1,534**	2,875
Consultant Options (ii)	$0.30	**100**	100
Consultant Options (iii)	$0.31	**50**	-
Options due on or before 8 November 2005 (iv)	1.50	**2,000**	2,000
		3,684	4,975

On 20 January 2004 the Company's shares were suspended from trading and as at 30 June 2004 they continued to be suspended from trading (30 June 2003: $0.315).

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 28.

(ii) On 30 May 2003 a consultant to the Company was issued 100,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:

Exercise Price: $0.30

Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iii) On 31 August 2003 a consultant to the Company was issued 50,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:

Exercise Price: $0.31

Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iv) On 9 November 2000 as part of the merger of CytoGenesis, Inc existing CytoGenesis, Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 28 for the Management Option Plan.

15. RESERVES

	Consolidated		The Company	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Options Reserve	**234**	234	**234**	234
Movements in Reserve				
Balance at the beginning and end of the year	**234**	234	**234**	234

15. RESERVES (cont'd)

Nature and purpose of reserve

The options reserve has resulted from the issue of 2,000,000 options to CytoGenesis, Inc shareholders, and 200,000 options to advisors as part of the merger of CytoGenesis, Inc into BresaGen, Inc, in November 2000 as outlined in Note 14(b)(iv). These options have been valued using the Black-Scholes option pricing model.

16. ACCUMULATED LOSSES

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Accumulated losses at beginning of year	**(43,362)**	(29,416)	**(41,699)**	(29,416)
Net loss attributable to members of the parent entity	**(10,658)**	(13,946)	**(12,170)**	(12,283)
Accumulated losses at end of year	**(54,020)**	(43,362)	**(53,869)**	(41,699)

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
2004							
Financial Assets							
Cash	4	3.22%	1,278	120	-	1	1,399
Receivables	5	4.83%	-	-	-	124	124
			1,278	120	-	125	1,523
Financial Liabilities							
Payables	10	-	-	-	-	2,540	2,540
Interest bearing liabilities	11	(a)	7,543	-	-	-	7,543
Employee entitlements	12	-	-	-	-	542	542
Non-interest bearing liabilities	13	-	-	-	-	5	5
			7,543	-	-	3,087	10,630
2003							
Financial Assets							
Cash	4	4.30%	3,285	2,224	-	351	5,860
Receivables	5	4.83%	-	171	-	1,017	1,188
			3,285	2,395	-	1,368	7,048
Financial Liabilities							
Payables	10	-	-	-	-	1,582	1,582
Interest bearing liabilities	11	(a)	7,543	-	-	-	7,543
Employee entitlements	12	-	-	-	-	705	705
Non-interest bearing liabilities	13	-	-	-	-	5	5
			7,543	-	-	2,292	9,835

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

(a) The interest rate applicable (and whether it is fixed or floating) is expected to be determined in late 2004 when the actual quantum of the loan is determined. Until that time the Company will pay $50,000 per month in interest under a fee agreement with the Government of South Australia. (see Note 11)

(ii) Foreign exchange risk

The consolidated entity does not have any holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may enter into forward exchange contracts to hedge certain funding requirements denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2004 there were no forward exchange contract outstanding (2003: nil). There was no unrealised loss at 30 June 2004 (2003: nil).

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
United States dollars				
Amounts payable				
Current	-	248	-	56
Amounts receivable				
Current	-	206	**158**	-
Non-Current	-	-	-	-
	-	206	**158**	-

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised Financial instruments
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Concentration of credit risk on trade debtors exists in respect of the consolidated entities ProtEcol contract manufacturing business within the Protein Pharmaceuticals business segment. As at 30 June 2004, one customer Pepgen Corporation represented 58% of the consolidated entity's trade debtors.

The consolidated entity minimises concentrations of credit risk in its sales of products by undertaking transactions with a large number of customers.

Unrecognised Financial instruments
The consolidated entity does not have any unrecognised financial instruments as at 30 June 2004.

(iv) Net fair values of financial assets and liabilities

Valuation approach
Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments
Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable on market yield, having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals, employee benefits and deferred income approximate net fair value.

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONT'D)

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Carrying amount		Net fair value	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Financial assets				
Cash	**1,399**	5,860	**1,399**	5,860
Receivables	**124**	1,188	**124**	1,188
Financial liabilities				
Payables	**2,540**	1,469	**2,540**	1,469
Deferred income	**-**	113	**-**	113
Interest bearing loans	**7,543**	7,543	**7,543**	7,543
Non-interest bearing loans	**5**	5	**5**	5

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

Unrecognised Financial Instruments

There were no unrecognised financial instruments as at 30 June 2004 (30 June 2003: nil).

18. COMMITMENTS

(i) Superannuation Commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii) Capital Expenditure Commitments

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Contracted but not provided for and payable not later than one year.	-	481	-	481

(iii) Finance Lease Commitments

The Company has no finance lease commitments as at 30 June 2004 (2003: nil).

(iv) Operating Lease Commitments

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Future operating lease rentals not provided for in the financial statements and payable:				
Not later than one year	-	169	-	15
Later than one year but not later than two years	-	2	-	-
Later than two years but not later than five years	-	-	-	-
Later than five years	-	-	-	-
	-	171	-	15

The consolidated entity as at reporting date has no operating lease commitments. Commitments reflected in 2003 for the Company ($15,000) were for motor vehicles, for which all commitments expired during the course of the financial year and were not renewed. Commitments (2003) for the Consolidated entity included office leases for the subsidiary, BresaGen Inc, which upon execution of the merger agreement of 28 June 2004 were transferred to the newly merged entity, of which the Company does not have a position of influence. (see Note 20)

19. CONTINGENT LIABILITIES

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2003, is reflected by the holding company's statement of financial performance and statement of financial position.

In respect of business undertakings:

Research and Development Syndicate

The Company through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1 formed to further research and develop pig technology. This Syndicate was wound up in October 2000.

Tax Audit

The ATO issued amended assessments in relation to this Syndicate. Objections to these amended assessments were lodged with the ATO, with the ATO subsequently disallowing these objections. The Syndicate successfully appealed these amended assessment to the Administrative Appeals Tribunal (AAT). The ATO subsequently appealed the AAT's decision to the full Federal Court.

The matter was heard on 29 and 30 July, 2003. The Administrative Appeals Tribunal (AAT) have advised that the objection to the Australian Tax Office's (ATO) amended assessment has been allowed and accordingly an amount totalling $749,747 has been refunded to the Company (comprising the deposit of $730,000 plus interest). The Company understands that it is Macquarie's view that the matter is finalised and the escrow agreement in respect of the 10 million ordinary shares has been lifted.

Contingent Liability

It is the Company's view that a Contingent Liability no longer exists.

19. CONTINGENT LIABILITIES (cont'd)

START Program Grant

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or

b) upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach.

The total amount receivable under the terms of the E21R Grant was $2,929,500, and all funds had been received in the financial year ended June 30, 2002.

Bresagen Inc

As a factor of the merger between Bresagen Inc and Cythera Inc., the Company may be required to fund an additional $US70,000. This translates to $AUS102,000 as at 30 June 2004.

Minnesota Licence Technology

The Company understands that it may be liable for outstanding licence payments associated with a catheter patent. As at 30 June 2004 an estimate of the amount is not possible and as at 7th October 2004 no claim has been presented to the Company.

20. CONTROLLED ENTITITES

(a) Particulars in relation to controlled entities

	Class of Share	Economic Entity Interest 2004	2003
BresaGen Limited			
Controlled Entities		%	%
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd *	Ordinary	**100**	100
BresaGen, Inc	Ordinary	-	100
BresaGen Transgenics Pty Ltd	Ordinary	**100**	100
Generipharm Inc	Ordinary	**100**	-

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except BresaGen, Inc and Generipharm Inc were incorporated in Australia. BresaGen, Inc and Generipharm Inc were incorporated in USA.

(b) Acquisition/disposal of controlled entities

Acquisition of entities

In September 2003 the Company established Generipharm Inc a wholly owned subsidiary incorporated in the United States. Generipharm subsequently acquired the rights to the Xeriject drug delivery technology for $US100,000.

This entity was established as part of the Company's efforts to raise finance in the US with the assistance of Caymus Partners. BresaGen Limited had intended to transfer its Protein Pharmaceutical business into Generipharm on the successful completion of this Caymus Partners led financing. No other entities were disposed of in establishing the new entity nor any operations closed. As this was a newly incorporated entity no assets or liabilities of any other entity were acquired.

Name	Date acquired	Consolidated entity's interest	Consideration	Contribution to consolidated net loss
Generipharm Inc	1 September 2003	100%	$746	($151,000)

Disposal of entities	Consolidated 2004	Consolidated 2003	The Company 2004	The Company 2003
	$'000	$'000	**$'000**	$'000
Consideration (shares)	**6,783**	-	**6,783**	-
Carrying amount of disposal	**6,359**	-	-	-
Profit on disposal	**424**	-	**6,783**	-
Net assets of entities disposed of				
Cash	**101**	-	-	-
Receivables	**183**	-	-	-
Property, Plant & Equipment	**281**	-	-	-
Intangibles	**6,218**	-	-	-
Trade Creditors	**(209)**	-	-	-
Other Payables	**(215)**	-	-	-
	6,359	-	-	-
	%	%	%	%
Interest held after disposal	-	-	-	-

20. CONTROLLED ENTITITES (cont'd)

(b) Acquisition/disposal of controlled entities (cont'd)

Bresagen Inc, a 100% subsidiary of the Company, was disposed on 28 June 2004 to Cythera Inc for $6,783,000 being 3,149,185 shares in Cythera or 30% of the capital of Cythera. As the shares in Cythera are not publicly traded the valuation was arrived at after taking due consideration of Cythera's ability to raise capital and at what price that capital is raised.

Post the sale Equity and Advisory, who were engaged to prepare an independent experts report on the CBio offer, valued the shares within a range between $US880,000 to $US3.3 million. Accordingly the value of the investment in Cythera has been written down to reflect a valuation of $4.8 million (Australian dollars) based on $US3.3 million at the prevailing exchange rate.

Cythera subsequently merged with another company, Novocell Inc. As a result of that merger the Company holds 9.763% of 34,020,142, $1.00, shares in the new entity.

The operating results of Bresagen Inc to the date of disposal have been included in the consolidated operating loss for the Company.

The consolidated entity did not gain nor lose control over any entities in the prior corresponding period.

21. INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company had 50% ownership of the associated company. The equity accounted value of the investment had been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment.

In October 2003 the Company signed an agreement to transfer its interest in BresaGen Xenograft Marketing Pty Ltd to St Vincent Hospital. Despite the agreement the Company is yet to transfer the shares. The Company believes it now has no formal association in BresaGen Xenocraft Marketing Pty Ltd.

22. REMUNERATION OF SPECIFIED DIRECTORS & SPECIFIED EXECUTIVES BY THE CONSOLIDATED ENTITY

The Remuneration Committee decided on 30 July 2003 that due to the financial position of the Company all salary reviews were to be deferred until appropriate funding had been secured. At that same meeting it was decided that as the agreed objectives had not been met bonuses for the 2002/2003 financial year would not be paid, though certain bonuses attributable to the 2001/2002 financial year would be honoured.

If that were not the case, as in previous years, remuneration levels are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. Executive directors and senior executives may receive bonuses based on the achievement of specific performance hurdles. The performance hurdles are a blend of the consolidated entity's operating result and the Company's share price performance against a basket of biotech stocks listed on the Australian Stock Exchange.

Total remuneration for all non-executive directors, last voted upon by shareholders at the 1999 AGM, is not to exceed $250,000 per annum.

The names of persons who were directors of BresaGen Limited during the financial year are PR Hart, JB Harkness, JR Smeaton, CA Juttner, J Kucharczyk, R Mazzocchi.

(a) Remuneration of specified directors and executives

		Primary		Post Employ – ment	Equity	Other Compensation		
		Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options $	Termin-ation $	Insurance Premiums $	Total
Specified Directors Non-executive								
Mr P Hart Chairman (resigned as director 19/1/04)	2004	34,385	-	2,787	-	-	-	37,172
Mr J Kucharcyk	2004	17,731	-	-	-	-	-	17,731
Mr R Mazzocchi	2004	17,891	-	-	-	-	-	17,891
Mr J Harkness (resigned as director 19/1/04)	2004	17,285	-	1,301	-	-	-	18,586
Executive Mr J Smeaton Managing Director (ceased as director 20/5/04)	2004	264,489	-	9,837	-	318,608	-	592,933
Mr C Juttner (resigned as director 19/1/04)	2004	120,600	-	11,074	-	131,693	22,714	286,081
Total Remuneration Specified Directors	**2004**	**472,381**	**-**	**24,999**	**-**	**450,301**	**22,714**	**970,395**

22. REMUNERATION OF SPECIFIED DIRECTORS & SPECIFIED EXECUTIVES BY THE CONSOLIDATED ENTITY (cont'd)

(a) Remuneration of specified directors and executives (cont'd)

		Primary		Post Employ – ment	Equity	Other Compensation		
		Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options $	Termin-ation $	Insurance Premiums $	Total
Specified Executives								
Ferrier Hodgson Administrators / Deed Administrators (appointed 20/1/04)	2004	544,875	-	-	-	-	-	544,875
Mr A Robins Chief Scientific Officer (Bresagen Inc until 28/6/04)	2004	252,970	-	9,486	-	98,708	-	361,164
Dr M Verma Chief Operating Officer	2004	123,250	-	11,093	-	-	1,374	135,717
Mr L Burns[1] Chief Financial Officer and Company Secretary (resigned as employee 31/3/04)	2004	109,780	6,957	7,194	-	-	424	124,355
Mr G LaFontaine Intellectual Property Manager (resigned 30/11/03)	2004	32,505	4,658	2,881	-	58,874	191	99,109
Ms J Zanetti Business Development Manager (resigned 30/11/03)	2004	50,151	-	3,716	-	70,000	-	123,867
Total Remuneration Specified Executives	**2004**	**1,113,531**	**11,615**	**34,370**	-	**227,582**	**1,989**	**1,389,087**

[1] Mr L Burns resigned as an employee of the Company as at 31 March 2004, however he has continued to act as Company Secretary of the Company since that date. His remuneration includes his salary as employee and any fees he has received in his capacity as a consultant in his capacity as Company Secretary.

(b) Remuneration Options

	Number Granted	Grant Date	Value per Option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Directors						
Mr R Mazzocchi	36,661	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05
Mr J Kucharcyk	45,121	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05
Specified Executives						
Dr M Verma	75,000	8 Feb 00	$0.8200	$1.00	18 Oct 00	18 Oct 09
	100,000	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05
Mr A Robins (BresaGen Inc until 28/6/04)	250,000	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05
Mr C Juttner (resigned 19/1/04)	100,000	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05
Mr J Smeaton (ceased 20/5/04)	250,000	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05
Mr L Burns (resigned as employee 31/3/04)	100,000	9 Nov 00	$1.2445	$1.50	9 Nov 00	8 Nov 05

22. REMUNERATION OF SPECIFIED DIRECTORS & SPECIFIED EXECUTIVES BY THE CONSOLIDATED ENTITY (cont'd)

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Company; or

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share.
Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000.

On the above date the Company issued 1,000,000 options to management to acquire ordinary shares under an option plan established in November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

Exercise Price: $1.50 per option.
Vesting Terms:
325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days.
325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days.
350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.
Exercise Period: All options will lapse five years after issue.

22. REMUNERATION OF SPECIFIED DIRECTORS & SPECIFIED EXECUTIVES BY THE CONSOLIDATED ENTITY (cont'd)

(c) Option holdings

	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Directors						
Mr J Kucharcyk	36,661	-	-	-	36,661	-
Mr R Mazzocchi	45,121	-	-	-	45,121	-
Mr P Hart (resigned 19/1/04)	25,000	-	-	(25,000)	-	-
Mr J Harkness (resigned 19/1/04)	-	-	-	-	-	-
Mr J Smeaton (resigned 20/5/04)	600,232	-	-	(350,232)	250,000	-
Mr C Juttner (resigned 19/1/04)	160,415	-	-	(60,415)	100,000	-
Specified Executives						
Mr A Robins (BresaGen Inc until 28/6/04)	411,242	-	-	(161,242)	250,000	-
Dr M Verma	175,000	-	-	-	175,000	75,000
Mr L.Burns (resigned as employee 31/3/04)	208,763	-	-	(108,763)	100,000	-
Mr G LaFontaine (resigned 30/11/03)	28,219	-	-	(28,219)	-	-
Ms J Zannetti (resigned 30/11/03)	50,000	-	-	(50,000)	-	-

No options held by specified directors or executives were vested but not yet exercisable

* Other changes represents options that expired or were forfeited during the year

(d) Equity Holdings

	Held at 1 July 2003	Purchases	Received on exercise of options	Sales	Held at 30 June 2004
Directors					
Mr J Kucharcyk	743,415	-	-	-	743,415
Mr R Mazzocchi	917,280	-	-	-	917,280
Mr P Hart (resigned 19/1/04)	9,000	-	-		9,000
Mr J Harkness (resigned 19/1/04)	-	-	-	-	-
Mr J Smeaton (ceased 20/5/04)	45,500	-	-		45,500
Mr C Juttner (resigned 19/1/04)	3,000	-	-		3,000
Specified Executives					
Mr A Robins (BresaGen Inc until 28/6/04)	30,000	-	-	-	30,000
Dr M Verma	4,323	-	-	-	4,323
Mr L.Burns (resigned as employee 31/3/04)	-	-	-	-	-
Mr G LaFontaine (resigned 30/11/03)	-	-	-	-	-
Ms J Zannetti (resigned 30/11/03)	-	-	-	-	-

22. REMUNERATION OF SPECIFIED DIRECTORS & SPECIFIED EXECUTIVES BY THE CONSOLIDATED ENTITY (cont'd)

(e) Other transactions with the Company or its controlled entities

No transactions outside of their normal responsibilities were conducted with the Company during the financial year.

	Consolidated		The Company	
	2004	2003	**2004**	2003
Loans to directors	**$**	$	**$**	$
Dr AJ Robins	-	148,107	-	-

Dr AJ Robins was a director of BresaGen, Inc. A loan totalling $196,385 ($US100,000) was made to Dr Robins in December 2000 and a further $94,868 ($US50,000) in August 2001. Interest was payable on the loan at market rates applicable to the Company's investment deposit (4.65% at 30 June 2004). Dr Robins repaid $110,233 ($US67,000) in March 2003. All principal and interest was repayable within the next twelve months. Interest received and receivable on the loan totalled $4,528 for the period ending 30 June 2004 (2003: $9,790). The loan is denominated in US dollars and converted to Australian Dollars at the rate applicable on balance date. As part of the Cythera merger with BresaGen Inc the loan remained the property of BresaGen Inc. As at the date of the merger the balance of the debt was $138,939 ($US95,715).

23. RELATED PARTIES

WHOLLY OWNED GROUP

Details of interests in wholly owned controlled entities are set out at Note 20. Details of dealings with these entities are set out below:

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expense that resulted from transactions with wholly owned controlled entities are:

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Interest revenue	-	-	**603**	522

Loans

The loan to BresaGen, Inc (Note 5) was repayable at call. Interest was charged monthly at the agreed rate of 6.00% per annum on the outstanding balance. As part of the agreement of the merger of Bresagen Inc and Cythera Inc the loan, totalling $10,742,906 (as at 28 June 2004), made by the Company to the subsidiary was written off.

Balances of entities within the wholly-owned group

The aggregate amounts receivable from, and payable to wholly-owned controlled entities by the Company at balance date:

	2004	2003
	$'000	$'000
Receivables		
Non-current	**158**	9,816

OTHER RELATED PARTIES

Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd.

As at June 30, 2004 (and during the course of the year then ended) BresaGen Ltd believes Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd (formerly Luminis Pty Ltd) are not related parties of the consolidated entity. Adelaide University and its controlled entity Adelaide Research and Innovation Pty Ltd, do not exercise significant influence or control over the consolidated entity at June 30, 2004 or during the year then ended that would cause them to be considered a related party. In addition, they have significantly reduced their shareholding in the Company during the course of the year. As a consequence related party disclosures with the aforementioned entities have not been included in these financial statements.

24. AUDITORS' REMUNERATION

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$	$	**$**	$
Amounts received or due and receivable by the auditors of the Company for:				
- audit services	**55,000**	45,000	**55,000**	45,000
- other audit regulatory services (i)	**-**	45,660	**-**	45,660
	55,000	90,660	**55,000**	90,660
Other services				
- taxation services	**8,560**	6,165	**8,560**	6,165
- other assurance services	**1,200**	-	**1,200**	-
	9,760	6,165	**9,760**	6,165
Total	**64,760**	96,825	**64,760**	96,825

(i) Other audit regulatory services and other assurance services in 2003, primarily relate to the costs incurred in relation to US-GAAP audit opinions required in relation to our American Depository Receipts (ADR) SEC filings.

25. EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of $10,658,000 (2003:$13,946,000) has been used to calculate basic and diluted earnings per share.

The Company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 3,683,650 (2003: 4,975,218) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2004, it is not probable that options will be exercised at any time in the near future.

	2004	2003
Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per share	**54,498,560**	54,498,560

26. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Statements of Cash Flows is as per the disclosure in the Statement of Financial Position and Note 4.

(ii) Reconciliation of Operating Profit after income tax to net cash provided by operating activities

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Operating loss after income tax	**(10,658)**	(13,946)	**(12,170)**	(12,283)
Add/(less) items classified as investing/financing activities:				
• Loss on disposal of non-current assets	**364**	59	**83**	59
• Shares issued in lieu of cash	**-**	36	**-**	36
• Investment in other entity in lieu of cash	**(6,783)**	-	**(6,783)**	-
• Diminution in value of investment in other entity	**2,014**	-	**2,014**	-
Add/(less) non-cash items:				
• Amortisation of intellectual property	**933**	1,479	**188**	388
• Disposal of intangibles	**6,361**	-	**-**	-
• Write off of loan to employee on disposal of controlled entity	**139**	-	**-**	-
• Write off of intangibles	**567**	4,172	**567**	1,800
• Employee provisions	**74**	343	**74**	343
• Amounts set aside to provision for doubtful debts	**-**	5	**-**	5
• Depreciation	**824**	392	**746**	335
• Foreign currency translation gain	**-**	72	**-**	-
• Write off of debt in associate	**4**	-	**4**	-
• Write off of debt in controlled entity	**-**	-	**10,742**	-
• Diminution in value of investment in controlled entity	**-**	-	**-**	5,234
Net cash provided used in operating activities before change in assets and liabilities	**(6,161)**	(7,388)	**(4,535)**	(4,083)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	**126**	(2)	**126**	(70)
(Increase)/decrease in prepayments	**68**	(162)	**49**	134
(Increase)/decrease in trade debtors	**368**	(349)	**368**	(349)
(Increase)/decrease in other debtors	**453**	(25)	**317**	111
(Increase)/decrease in other loans	**32**	24	**-**	-
(Increase)/decrease in loan to controlled entity	**-**	-	**(1,084)**	(3,164)
(Increase)/decrease in loan to associated entity	**-**	8	**-**	-
(Increase)/decrease in intellectual property	**341**	-	**-**	-
(Decrease)/increase in deferred income	**(113)**	(198)	**(113)**	(198)
(Decrease)/increase in trade creditors	**978**	244	**1,188**	72
(Decrease)/increase in other creditors	**93**	(209)	**168**	(147)
(Decrease)/increase in employee provisions	**(237)**	(292)	**(237)**	(292)
Net cash used in operating activities	**(4,052)**	(8,025)	**(3,753)**	(7,986)

27. FINANCING ARRANGEMENTS

	Consolidated		The Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
The consolidated entity has access to the Following lines of credit:				
Total facilities available:				
Autopay Facility	**185**	185	**185**	185
Company Credit Cards	**-**	21	**-**	21
Long term loan	**8,024**	8,024	**8,024**	8,024
	8,209	8,230	**8,209**	8,230
Facilities utilised at balance date:				
Autopay Facility	**-**	-	**-**	-
Company Credit Cards	**-**	4	**-**	4
Long term loan	**7,543**	7,543	**7,543**	7,543
	7,543	7,547	**7,543**	7,547
Facilities not utilised at balance:				
Autopay Facility	**185**	185	**185**	185
Company Credit Cards	**-**	17	**-**	17
Long term loan	**481**	481	**481**	481
	666	683	**666**	683

The Autopay facilities described above are secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling $120,000 (2003: $206,000) at balance date.
The Company Credit Card facilities have been cancelled.

28. EMPLOYEE ENTITLEMENTS

Aggregate liability for employee entitlements including on-costs are disclosed in Note 12 to these accounts.

Number of employees

	Consolidated		The Company	
	2004	2003	**2004**	2003
Number of employees at year end	**23**	51	**23**	44

28. EMPLOYEE ENTITLEMENTS (cont'd)

Employee share options schemes

Summary of movement of options over unissued ordinary shares

	Employee	Non-employee	Total
Balance at 30 June 2002	**3,065,925**	**2,182,591**	**5,248,516**
Granted	416,051	100,000	516,051
Exercised	-	-	-
Cancelled/lapsed	(606,758)	(182,591)	(789,349)
Balance at 30 June 2003	**2,875,218**	**2,100,000**	**4,975,218**
Granted	-	50,000	50,000
Exercised	-	-	-
Cancelled/lapsed	(1,341,568)	-	(1,341,568)
Balance at 30 June 2004	**1,533,650**	**2,150,000**	**3,683,650**

No options were exercised during the period accordingly no fair value disclosure of options exercised is required. The details of the options granted during the period are set out in the table on the following page.

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Company; or

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share.
Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

The US BresaGen Employee Options Incentive plan approved 5 October 2002.

The details of the plan were issued in the Company's Notice of Annual General Meeting for the 21 November 2002 Annual General Meeting.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine) who reside in the United States at the time the options are granted; or
- be a Director of a BresaGen Company;

Exercise Price: The exercise price of any option is the amount determined by the directors, however the exercise price must be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.

28. EMPLOYEE ENTITLEMENTS (cont'd)

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option, however the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly 10% of the total combined voting power of all classes of securities of the Company, or any parent of subsidiary of the Company.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.
Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000.

On the above date the Company issued 1,000,000 options to management to acquire ordinary shares under an option plan established in November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

Exercise Price: $1.50 per option.
Vesting Terms:
325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days.
325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days.
350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.
Exercise Period: All options will lapse five years after issue.

Details of the options outstanding under the above plans are set out on the following page;

28. EMPLOYEE ENTITLEMENTS (cont'd)

The total number of employee options issued and outstanding are as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed unexercised Note (a)	
				2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
			'000	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**
18 Oct 1999	18 Oct 2009	$1.00	825	-	-	314	692	-	-	511	57
29 Nov 1999	29 Nov 2009	$1.00	220	-	-	-	220	-	-	220	-
29 Nov 1999	29 Nov 2009	$1.48	125	-	-	25	50	-	-	100	50
24 Jul 2000	24 July 2010	$1.51	20	-	-	-	-	-	-	20	20
10 Oct 2000	10 Oct 2010	$1.50	432	-	-	150	190	-	95	282	140
09 Nov 2000	08 Nov 2005	$1.50	1,000	-	-	-	-	1000	1,000	-	-
18 May 2001	01 Apr 2006	$1.50	238	-	-	25	43	-	22	213	30
06 Sep 2001	06 Sep 2011	$1.09	35	-	-	-	7	-	13	35	15
12 Oct 2001	12 Oct 2011	$0.89	120	-	-	-	18	-	37	120	65
17 Dec 2001	17 Dec 2011	$1.06	45	-	-	-	7	-	15	45	23
04 Feb 2002	04 Feb 2012	$1.13	50	-	-	-	17	-	33	50	-
23 Jan 2003	04 Aug 2010	$1.55	25	-	-	-	25	-	-	25	-
23 Jan 2003	30 Jun 2012	$1.01	324	-	-	20	324	-	-	304	-
30 May 2003	30 May 2013	$0.27	67	-	-	-	67	-	-	67	-
			3,526	-	-	534	1,660	1000	1,215	1,992	790

The total number of employee options outstanding disclosed in Note 14 to these accounts is 1,533,650 (2003: 2,875,000) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding pages.

(a) Total options not available as lapsed unexercised result from:

- options not being exercised by the expiry date; or
- options lapsing due to the optionholder ceasing to be an employee for any reason other than death or retirement.

No options were exercised during the financial year. The market value of the shares on the dates the options were exercised ranged during the prior financial year were from $0.88 to $1.18.

29. EVENTS SUBSEQUENT TO BALANCE DATE

Investment in other entities

On 27 August 2004 Cythera Inc ("Cythera") of which the Company owned approximately 30% merged with Novocell Inc ("Novocell"). Novocell is a mid-staged biopharmaceutical company focused on commercialising its encapsulated cell technology for the treatment of diabetes and other diseases. Novocell is based in Irvine, California.

Novocell is considerably more advanced than Cythera in its clinical development and it is anticipated that it may obtain strong proof-of-concept from human clinical trials within 12 months. The Company owns approximately 9.76% of the new merged entity.

Legal Proceedings

The Deed Administrators report that they have a high level of confidence that they will shortly settle the Company's legal proceedings against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The legal proceedings were in relation to the potential anti-cancer drug the Company licensed from these parties. As the legal proceedings have not been finalised the amount of the likely settlement is unable to be communicated.

International Financial Reporting

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

- financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value
- income tax will be calculated based on he "balance sheet" approach, which will result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity.
- impairments of assets will be determined on a discounted basis, with strict tests for determining whether cash-generating operations have been impaired
- equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which he employee provides related services.
- Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

The Company has established a project to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. The Company's implementation project consists of the activities descried below:

- an assessment of the impacts of conversion to IFRS reporting on existing accounting policies and procedures, systems and processes, business structures and staff;

- the development of plans for implementing the changes required to existing accounting policies and procedures and systems and processes in order to transition to IFRS; and

29. EVENTS SUBSEQUENT TO BALANCE DATE (cont'd)

- the implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the Company to generate the required disclosures of AASB 1 as it progresses through its transition to IFRS.

The Company expects to complete the necessary aspects of the conversion project by 30 June 2005.

Other than as detailed above, there has not been any matter or circumstance, other than referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly effect, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

30. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale, this area includes the consolidated entity's ProtEcol business unit.
Reproductive Biotechnology	Research to improve the efficiency of proprietary methodology and develop xenotransplant technologies in pigs.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Sales of the registered drug EquiGen to Veterinarians, contract income from the consolidated entity's ProtEcol business and receipt of grant revenue for research work undertaken from the Australian Government.
United States	Grant revenue from the United States' National Institutes of Health (NIH) plus minor revenue derived from cell sales to research organisations within the United States. Further, sales of the registered drug EquiGen to Veterinarians and human growth hormone to research organisations based in the United States.
Other	Sales principally in the United Kingdom, Middle East, Europe and New Zealand of the registered drug EquiGen.

30. SEGMENT INFORMATION (cont'd)

	Cell Therapy		Reproductive Biotechnology		Protein Pharmaceuticals		Consolidated	
Primary Reporting	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Business Segments	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue								
Total Segment revenue	**1,508**	2,281	**164**	713	**2,075**	1,811	**3,747**	4,805
Other unallocated revenue							**7,023**	462
Total revenue	**1,508**	2,281	**164**	713	**2,075**	1,811	**10,770**	5,267
Result								
Segment result	**(3,200)**	(8,929)	**186**	96	**(718)**	(1,608)	**(3,732)**	(10,441)
Unallocated corporate expenses							**(6,926)**	(3,505)
Profit from ordinary activities before income tax							**(10,658)**	(13,946)
Income tax expense							**-**	-
Net profit							**(10,658)**	(13,946)
Depreciation and amortisation	**1,402**	1,402	**5**	5	**324**	324	**1,731**	1,731
Non-cash expenses other than depreciation and amortisation	**52**	52	**22**	22	**105**	105	**179**	179
Individually significant items								
Write off on Intangibles	**-**	4,172	**-**	-	**-**	-	**-**	4,172
	-	-	**-**	-	**-**	-	**-**	-
Assets								
Segment assets	**-**	8,092	**-**	347	**3,599**	2,843	**3,599**	11,282
Unallocated corporate assets							**14,329**	16,509
Consolidated total assets							**17,928**	27,791
Liabilities								
Segment liabilities	**-**	668	**-**	293	**-**	488	**-**	1,449
Unallocated corporate liabilities							**10,630**	8,386
Consolidated total liabilities							**10,630**	9,835
Acquisitions of non-current assets	**-**	392	**-**	3	**361**	687	**361**	1,082
Unallocated acquisition of non-current assets							**361**	8,662
Consolidated asset acquisitions							**361**	9,744

30. SEGMENT INFORMATION (cont'd)

	Australia		United States		Other		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Secondary reporting								
Geographical Segments								
External segment revenue by location of customers	**1,823**	3,187	**1,635**	1,452	**289**	166	**3,747**	**4,805**
Segment assets by location of assets	**3,599**	3,364	**-**	7,918	**-**	-	**3,599**	**11,282**
Acquisition of non-current assets	**361**	779	**-**	303	**-**	-	**361**	**1,082**

Deed Administrators Declaration

1. In the opinion of the Deed Administrators of BresaGen Limited ("the Company"):
    a. the financial statements and notes, set out of pages 18 to 56 are in accordance with the Corporations Act 2001, including:
        i. giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2004 and of their financial performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
        ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
    b. subject to shareholder approval of the Deed of Company Arrangement dated 24 May 2004 between the Administrators and CBio, and CBio meeting its obligations under this Deed, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. Subject to shareholder approval of the Deed of Company Arrangement dated 24 May 2004 and CBio meeting its obligations under this Deed, there are reasonable grounds to believe that the Company and its controlled entities will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

Dated at Adelaide this 8th day of October 2004.

MD Lewis
Deed Administrator

KPMG

Independent audit report to members of BresaGen Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both BresaGen Limited (the "Company") and the Consolidated Entity for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company (Deed Administrators) are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of BresaGen Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

Significant uncertainty regarding continuation as a going concern

Without qualification to the statement expressed above, attention is drawn to the disclosure in the basis of financial report preparation (Note 1A), explaining the going concern basis for the preparation of the financial report. The ability of the consolidated entity to continue as a going concern and realise its assets and extinguish it liabilities in the normal course of business and at the amounts stated in the financial report is dependent on the shareholders approving the Deed of Company Arrangement and CBio Limited fulfilling its funding obligations under that Deed. The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or to the amounts or classification of liabilities that might be necessary should the entity not be able to continue as a going concern.

KPMG

A Santin
Partner

Adelaide
8 October 2004

ASX Additional Information

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report.

Cash Usage

The cash and assets that the entity had, at the time of admission to the Australian Stock Exchange, in a form readily convertible to cash have been used in a way consistent with the entity's business objectives.

Shareholdings

Substantial Shareholders

The number of shares held by the substantial shareholder as at 30 September 2004 were:

	Ordinary
Adelaide Research and Innovation Pty Ltd	3,447,526

Class of shares and voting rights

At 30 September 2004, there were 4,276 holders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in clause 34 of The Company's Constitution are:

34.1 " Subject to the Corporations Act 2001, this Constitution and to any rights or restrictions attaching to any class of Shares, at meetings of Members or classes of Members each Member may vote and:

(a) on a show of hands every Member has one vote;

(b) on a poll every Member has:

(i) one vote for each fully paid Shares held by the Member; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) on the Share is of the total amounts paid and payable (excluding amounts credited) on the Share."

At 30 September 2004 there were options over 3,683,650 unissued ordinary shares. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

On-market buy-back

There is no current on-market buy back.

Distribution of shareholders (as at 30 September 2004)

Category	Number of Shareholders Ordinary	Options
1-1,000	933	2
1,001-5,000	2073	10
5,001-10,000	595	14
10,001-100,000	628	20
100,001 and over	47	10
	4,276	56

Twenty largest shareholders (as at 30 September 2004)

Name	Number of ordinary shares held	Percentage of capital held
Adelaide Research & Innovation Pty Ltd	3,447,526	6.33
MDP Holdings Inc	2,633,520	4.83
Cambooya Pty Ltd	1,799,016	3.30
Hambro-Grantham Investments Limited	1,799,016	3.30
ANZ Nominees Limited	1,750,962	3.21
3i Bioscience Investment Trust plc	1,594,696	2.93
Vernalis (R&D Limited)	1,101,290	2.02
JP Morgan Nominees Australia Limited	1,057,076	1.94
Mr Rudy Mazzocchi	763,506	1.40
Dr John Kucharczyk	743,415	1.36
Mr Frank Groenewegen	579,550	1.06
Stice-Reiter Family Limited	453,640	0.83
Mr Daniel Wigart	453,640	0.83
Merrill Lynch (Australia) Nominees Pty Ltd	439,020	0.81
Mr Gunnar Pah	405,685	0.74
Westpac Custodian Nominees Ltd	377,291	0.69
Dr Michael Moseley	300,970	0.55
Kale Capital Corporation Ltd	254,000	0.47
Mr John Apostolakis	230,000	0.42
National Nominees Limited	223,449	0.41
	20,407,268	37.43

RECEIVED
2004 NOV 30 A 11:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: BresaGen Limited

ACN/ARSN: 007 988 767

1. Details of substantial holder (1)

Name: CBio Limited

ACN/ARSN (if applicable): 094 730 417

The holder became a substantial holder on 19/10/04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	56,722,994	56,722,994	50.1%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
CBio Limited	Direct	Ordinary 56,722,994

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
CBio Limited	CBio Limited	CBio Limited	Ordinary
			56,722,994

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
CBio Limited	11 October 2004	2.9m		Ordinary
				56,722,994

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
CBio Limited 094 730 417	Direct holding

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBio Limited	17 Wakefield Street Alderly Qld 4051

Signature

print name Bryan Dulhunty capacity Company Secretary

sign here date 20/10/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	BresaGen Limited 8 Dalgleish Street , THEBARTON , AUSTRALIA, 5031
ACN/ARSN	007 988 767

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).
ACN/ARSN (if applicable)	008 583 542

There was a change in the interests of the substantial holder on	19.10.04
The previous notice was given to the company on	25/09/01
The previous notice was dated	25/09/01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares 'fp ord'	10,025,000	18.43%	10,025,000	9.01%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
* Increase of Issue Capital to 111,221,557 as at 19.10.2004						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securiites	Person's votes
Macquarie Bank Limited 'MBL'	Macquarie Bank Limited 'MBL'	Macquarie Bank Limited 'MBL'	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	10,025,000	Fp ord	10,025,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Controlled Bodies Corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL & MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603

[redacted]

Signature

print name: Dennis Leong Capacity: Company Secretary

sign here date 25.10.04

ANNEXURE 'A'

This is the annexure marked 'A' of 11 pages referred to in the Notice of change of interests of Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
25th October 2004

CONTROLLED BODIES CORPORATE

ACN	Entity Name
078 453 648	Airport Motorway Custodians Pty Limited
075 176 859	Airport Motorway Infrastructure No 3 Limited
075 176 993	Airport Motorway Infrastructure No 4 Limited
075 176 813	Airport Motorway Infrastructure No.1 Limited
008 640 177	Aleatory Pty Limited
081 119 477	Alloca (No. 4) Pty. Limited
106 608 422	Amicus Curiae Pty Limited
108 013 672	AMPCI Macquarie Infrastructure Management No 1 Limited
104 014 062	AMPCI Macquarie Infrastructure Management No 2 Limited
078 953 607	AMT Management Ltd
WK-131747	Asher Securities Limited
074 900 977	Australia Infrastructure Pty Limited (formerly Macquarie Australia Infrastructure Pty Limited)
079 630 649	Australian Hotel Investment Pty Ltd
093 979 223	Bao Wave Pty Limited (formerly NTL Telecommunications Holdings Pty Limited)
059 814 818	Barossa Ge Limited (formerly Sabco Australia Limited)
084 762 916	Bathurst St Nominees Pty Limited (formerly Macquarie Strata Services Pty Limited)
008 091 325	Bavian Pty Limited
008 604 966	Belike Nominees Pty Limited
006 880 217	Bond Street Australia Pty Limited
008 607 065	Bond Street Custodians Limited
008 606 924	Bond Street Investments Pty Limited
071 247 606	Bond Street Lease Management Pty Limited
004 680 004	Boston Australia Pty Limited
005 008 702	Boston Leasing Pty Limited
	Bunhill Investments Limited
002 865 830	Buttonwood Nominees Pty Limited
079 173 381	Campus International Holdings Pty Limited
006 200 899	CASL Financial Services Pty Limited
4800336	Capital Meters Holdings Limited (UK)
4800317	Capital Meters Limited (UK)
008 585 715	Cazinon Pty Limited
008 585 797	Cemasta Pty Limited
008 585 804	Cenford Pty Limited

008 631 954	Channar Investment Nominee Pty Limited
108 172 461	CHG Australia Pty Limited (formerly Leisure and Entertainment Acquisitions Pty Limited)
	Chiswell Investments Limited
002 737 868	Coldava Limited
079 775 134	Concept Blue Property Pty Ltd
101 213 263	ConnectEast Pty Limited (formerly Citiutilities Pty Limited)
108 736 974	ConnectEast Finance Pty Limited
108 737 006	ConnectEast Holding 2 Pty Limited
071 292 647	ConnectEast Management Limited (formerly Macquarie Management Company (ISF) Limited)
108 736 992	ConnectEast Nominee Co Pty Limited
097 768 075	Coriolis Water Services (Australia) Pty Ltd
006 346 952	Corporate Capital Equipment Financing Pty Limited
008 581 379	Dalou Pty Limited
095 175 321	d-Auction Internet Pty Ltd
	Delano Securities Limited
008 606 871	Dexin Nominees Pty Limited
083 158 436	Divco 12 Pty Ltd
083 158 490	Divco 17 Pty Ltd
083 158 623	Divco 23 Pty Ltd
083 158 703	Divco 28 Pty Ltd
088 347 568	Divco 42 Pty Ltd
083 159 120	Divco 47 Pty Ltd
083 159 175	Divco 51 Pty Ltd
088 347 479	Divco 54 Pty Ltd
088 347 513	Divco 59 Pty Ltd
088 347 531	Divco 61 Pty Ltd
097 290 894	Divco 102 Pty Ltd
31/03/2003	Diversified CLO Investments No.1 Inc (Delaware, USA)
109 819 418	Diversified CMBS Australia Holdings Pty Limited
	Diversified CMBS Investments Inc. (USA)
094 631 964	Eastern Sea Investments Pty Limited (formerly Macquarie Treasury Nominees Pty Limited)
057 349 747	eDivision Investments Pty Limited
069 344 001	Elise Nominees Pty Limited
	Everest Absolute Return II Limited (British Virgin Islands)
006 435 810	Equitas Nominees Pty Limited
	ETT National Power, Inc (USA)
009 636 131	Felter Pty Limited
094 080 118	Financial Enrichment Pty Ltd
008 481 032	Fortesque Gardens Pty Limited
008 604 466	Foucault Pty Limited
	Four Corners Capital Management LLC (USA)
008 542 685	Galanthus Australia Pty Limited
001 581 031	Galanthus Leasing Pty Limited
068 104 558	Garachine Pty Limited
054 001 400	Gatesun Pty Limited
003 122 629	Gemata Pty Limited
1332891	Generator Bonds Limited (New Zealand)

108 026 437	Generator Charities Australia Pty Limited
103 116 954	Generator Investments Australia Limited (formerly Quintet Funds Management Limited)
009 642 942	Gillman Pty Limited
008 694 484	Gloriole Pty Limited
105 819 181	Global Debt Investments No.4 Pty Limited
008 638 462	Gondor Pty Limited
008 180 309	Grosvenor Office Equipment Hire Pty Limited
008 637 241	Hafling Pty Limited
104 324 441	Hemisphere Services Pty Limited
064 687 645	Hills Motorway Management Limited
000 758 010	Hillsam Nominees Pty Limited
078 327 983	Horizon Energy Investment Management Limited
108 428 431	HR Broadcast Investments 2004 Pty Ltd
104 173 891	HUB X Pty Limited
002 757 020	Idameneo (No.79) Nominees Pty Limited
009 642 979	Indemco Pty Limited
073 710 942	Infrastructure Investments No 1 Pty Limited
65764	Infrastructure Investment No 2 Limited (Cayman Islands)
0199 02 036303	JIG Holdings Limited (Japan) (formerly JPF Investment Ltd (Japan))
009 641 114	Jubilee Pty Limited
008 605 070	Kallerad Pty Limited
081 119 440	Kensington Banks Pty Limited
076 529 532	Kepile Pty Limited
003 250 833	Lanrod Pty Limited
008 604 920	Liana Pty Limited
080 473 025	Mac IT 2000 Pty Ltd
096 705 109	Macquarie (1 Nicholson Street) Nominees Pty Ltd (formerly Hopper No. 3 Pty Limited)
093 438 414	Macquarie (Arncliffe) Pty Limited
198500776M	Macquarie (Asia) Pte Limited (Singapore)
200 228	Macquarie (HK) Financial Services Limitied (Hong Kong)
611405	Macquarie (Hong Kong) Limited (Hong Kong)
	Macquarie (Japan) Limited (Japan)
463469-W	Macquarie (Malaysia) Sdn Bhd (Malaysia)
010121	Macquarie (Tianjin) Property Services Co Limited (China)
008 594 885	Macquarie Acceptances Limited
095 180 788	Macquarie Admin Services Pty Limited
2000/001234/07	Macquarie Africa (Proprietary) Limited
CR-121760	Macquarie Aircraft Leasing No.1 Limited (Cayman Islands)
075 295 760	Macquarie Airports Management Limited (formerly Bulwer Island Cogen Limited)
094 406 756	Macquarie Alliances Pty Limited
103 237 181	Macquarie Alternative Assets Management Limited
086 159 060	Macquarie Alternative Investments Limited
	Macquarie Americas Corp
071 501 963	Macquarie Asia Holdings Pty Limited
619928	Macquarie Asia Limited (Hong Kong)
	Macquarie Asia Property Advisors Limited (Bermuda)
064 219 601	Macquarie Asset Finance Limited
001 263 583	Macquarie Asset Management Limited

058 056 616	Macquarie Asset Services (ACT) Pty Limited
010 795 794	Macquarie Asset Services (QLD) Pty Limited
005 996 725	Macquarie Asset Services (VIC) Pty Limited
079 672 450	Macquarie Asset Services (WA) Pty Ltd
081 706 167	Macquarie Asset Services Limited
WK-128186	Macquarie Australia Computer Systems Leasing Pty Limited (Cayman Islands)
003 435 452	Macquarie Australia Corporate Finance Limited
077 193 956	Macquarie Australia Finance Pty Limited (formerly Melbourne Airlink Pty Limited)
006 055 796	Macquarie Australia International Limited
002 542 136	Macquarie Australia Lease Management Pty Limited
008 640 168	Macquarie Australia Management Services Pty Limited
000 736 210	Macquarie Australia Pty Limited
074 453 286	Macquarie Australia Securities Limited
008 660 811	Macquarie Australia Techology Pty Limited
075 176 733	Macquarie Aviation (No. 1) Limited
368579	Macquarie Aviation Capital Finance Limited (Ireland)
368589	Macquarie Aviation Capital Group (Ireland)
368580	Macquarie Aviation Capital Limited (Ireland)
109 280 819	Macquarie Bathurst Street Pty Limited
008 583 542	Macquarie Bank Limited
003 650 244	Macquarie Bank Superannuation (No.2) Pty Limited
001 531 997	Macquarie Bank Superannuation Pty Limited
03.516.449/0	Macquarie Brasil Limitada (Brazil)
083 822 404	Macquarie Business Broking Services Pty Limited
	Macquarie Canada Holdings Ltd
	Macquarie Canadian Infrastructure Management Limited (Canada)
	Macquarie Capital (Canada) Ltd (Canada)
WN352816	Macquarie Capital (NZ) Limited (formerly Ojai Holdings Pty Limited) (New Zealand)
FN 215363K	Macquarie Capital GmbH (Vienna, Austria)
2080854	Macquarie Capital Korea Co Limited (formerly Macquarie IT Korea Co Limited) (Korea)
04242665	Macquarie Capital Limited (UK)
110 605 724	Macquarie Capital Funding (LP) Pty Limited
006 938 825	Macquarie Capital Markets Nominees Pty Limited
097 868 687	Macquarie CLO Investments No.1 Pty Limited (formerly Southern Cross Australian Airports Pty Limited)
065 178 618	Macquarie CLO Investments No.2 Pty Limited (formerly Subscriber Television Asset Rentals Pty Limited)
006 198 910	Macquarie Commercial Leasing VIC Pty Limited
066 047 738	Macquarie Communications Infrastructure Management Limited (formerly South Coast Motorway Limited)
109 837 783	Macquarie Community Partnerships Funds Management Limited
096 629 471	Macquarie Concept Blue Pty Ltd
	Macquarie Coriolis Holdings Inc (USA)
19911031568	Macquarie Corporate Finance (USA) Inc (USA)
008 606 862	Macquarie Corporate Finance Holdings Pty Limited
008 595 426	Macquarie Corporate Finance Limited
069 709 468	Macquarie Countrywide Management Limited
008 596 950	Macquarie Deposits Pty Limited
082 018 399	Macquarie Development Capital Pty Ltd

102 607 616	Macquarie Development Capital II Pty Ltd
091 936 515	Macquarie Development Direction Pty Limited
084 828 473	Macquarie Direct Investment A Limited
084 828 437	Macquarie Direct Investment B Limited
008 607 083	Macquarie Direct Investment Limited
073 623 784	Macquarie Direct Property Management Limited
085 795 651	Macquarie Distribution Pty Limited
	Macquarie District Energy Holdings LLC
	Macquarie District Energy Inc
	Macquarie District Energy Management Inc
096 211 424	Macquarie Diversified Investment Services Pty Limited
098 127 578	Macquarie Diversified Investments No 2 Pty Ltd
098 127 569	Macquarie Diversified Investments No 3 Pty Ltd
094 464 365	Macquarie Diversified Portfolio Investments Pty Limited
106 197 488	Macquarie Dynamic Management Pty Limited
108 407 389	Macquarie East Coast Finance Pty. Limited
2304923	Macquarie Electronics Consulting Inc (USA)
363806	Macquarie Electronics Limited (Ireland)
363803	Macquarie Electronics Remarketing Limited (Ireland)
1978834	Macquarie Electronics USA Inc (USA)
067 299 923	Macquarie Equipment Finance Pty Limited
485394	Macquarie Equities (Asia) Limited (Hong Kong)
063 906 392	Macquarie Equities (US) Holdings Pty Limited
002 574 923	Macquarie Equities Limited
	Macquarie Equities Brasil Limitada (Brazil)
WN 1114218	Macquarie Equities Custodians Limited (New Zealand)
WN/1007806	Macquarie Equities New Zealand Limited (New Zealand)
	Macquarie Equities Services Singapore Pte. Ltd.
001 374 572	Macquarie Equity Capital Markets Limited
078 771 123	Macquarie European Holdings Pty. Limited
3704031	Macquarie Europe Limited (formerly Macquarie Equities (UK) Limited)
086 587 635	Macquarie Filmed Investments Pty Limited
WN/1065067	Macquarie Finance (NZ) Limited (New Zealand)
2984767	Macquarie Finance (UK) Limited (UK)
001 214 964	Macquarie Finance Limited
095 135 694	Macquarie Financial Products Management Limited
008 606 764	Macquarie First Aviation Leasing Pty Limited
093 752 946	Macquarie Forestry Services Pty Limited (formerly Helmsman Nominees Pty Limited)
069 344 074	Macquarie Fleet Finance Pty Limited
069 344 074	Macquarie Fleet Leasing Pty Limited
008 607 047	Macquarie Fourteenth Aviation Leasing Pty Limited
095 180 564	Macquarie France Holdings Pty Limited
724745	Macquarie Funds Management Hong Kong Limited (Hong Kong)
093 177 407	Macquarie Funds Management Holdings Pty Limited (formerly Macquarie Technology Ventures Nominee Pty Limited)
001 902 165	Macquarie Funds Management Limited
111631	Macquarie Futures (Asia) Limited (Formerly Macquarie Australia (HK) Limited (Hong Kong))
3075846	Macquarie Futures Inc (USA)

084 388 947	Macquarie Global Debt Investments No.1 Pty Limited (formerly The Victorian Rolling Stock Leasing Company Pty Limited)
075 176 779	Macquarie Global Debt Investments No.2 Pty Limited (formerly Macquarie Infrastructure No. 4 Pty Limited)
WN245979	Macquarie Group New Zealand Limited (NZ)
100 509 975	Macquarie Health Holdings Pty Ltd
2428034	Macquarie Holdings (USA) Inc (USA)
	Macquarie Holdings (Singapore) Pte Limited
WN262381	Macquarie I.T. (NZ) Limited (New Zealand)
	Macquarie-IMM Investment Management Limited (Korea)
3075842	Macquarie Inc (USA)
	Macquarie Infrastructure Assets Inc
	Macquarie Infrastructure Assets LLC
071 501 918	Macquarie Indonesia Holdings Pty Limited
077 595 012	Macquarie Infrastructure Debt Management Limited
	Macquarie Infrastructure Fund Adviser, LLC
074 311 390	Macquarie Infrastructure Funds Management Limited
072 609 271	Macquarie Infrastructure Investment Management Limited
	Macquarie Infrastructure Management (USA) Inc
072 652 736	Macquarie Infrastructure Limited
072 677 993	Macquarie Infrastructure No. 2 Limited
104-81-74725	Macquarie International Asset Management Co Ltd (formerly Macquarie-IMM Asset Management Co., Ltd) (Korea)
061 160 558	Macquarie International Capital Advisors Pty Limited
502151	Macquarie International Capital Markets Limited (Hong Kong)
092 985 263	Macquarie International Finance Limited (formerly Macquarie International Finance Pty Limited, Wealth Nominees Pty Limited)
061 929 931	Macquarie International Limited (UK)
078 980 668	Macquarie International Property Services Pty. Limited
2579363	Macquarie Internationale Holdings Limited (UK)
	Macquarie Investment Holdings Inc (USA)
108 590 996	Macquarie International Investments Pty Limited
	Macquarie Internationale Investments Limited
36631	Macquarie Investment (Hong Kong) Limited (HK)
002 867 003	Macquarie Investment Management Limited
WN 1114216	Macquarie Investment Management (NZ) Limited (formerly Macquarie Equities Nominees Limited)
3976881	Macquarie Investment Management (UK) Limited (formerly Macquarie Infrastructure Investment Management (UK) Limited) (UK)
071 745 401	Macquarie Investment Services Limited
	Macquarie Investments (Singapore) Limited
4104671	Macquarie Investments (UK) Limited (formerly Macquarie PH (UK) Limited) (United Kingdom)
459515-H	Macquarie IT Sdn Bhd (Malaysia)
107 147 222	Macquarie Japan Infrastructure No.1 Pty Limited
107 147 188	Macquarie Japan Infrastructure No.2 Pty Limited
	Macquarie Korea Co. Limited (Korea)
002 526 810	Macquarie Lease Management Pty Limited
WN243880	Macquarie Leasing (NZ) Limited (NZ)
2997799	Macquarie Leasing (UK) Limited (UK)
002 675 032	Macquarie Leasing NSW Pty Limited
002 674 982	Macquarie Leasing Pty Limited

010 529 638	Macquarie Leasing Qld Pty Limited
006 230 548	Macquarie Leasing Vic. Pty Limited
105 453 834	Macquarie Leisure Developments Limited (formerly Macquarie Property Investment Management 4 Limited)
079 630 676	Macquarie Leisure Management Limited
002 574 914	Macquarie Leisure Services Pty Limited (formerly Idameneo (No.31) Pty Limited)
WN206344	Macquarie Lending NZ Limited (formerly New Zealand Cash Management Trust Limited (New Zealand))
003 963 773	Macquarie Life Limited
088 772 203	Macquarie Marinas Management Limited
071 292 647	Macquarie Management Company (ISF) Limited (formerly City Link Management Limited)
	Macquarie Mauritius Investments Limited
	Macquarie MDT Holdings Inc
108 538 218	Macquarie Media Fund Management Pty Limited (formerly MAPS Investments Two Pty. Limited)
	Macquarie Meters 1 (UK) Limited
	Macquarie Meters 2 (UK) Limited
057 760 175	Macquarie Mortgages Pty Limited
	Macquarie Mortgages USA Inc (USA)
WN334868	Macquarie New Zealand Limited (NZ)
086 438 995	Macquarie Newton Specialist Funds Management Limited (formerly Newton Specialist Fund Management Limited, Macquarie IB Limited)
008 541 713	Macquarie Nominees ACT Pty Limited
4181590	Macquarie North America Holdings Ltd (Canada)
348101-8	Macquarie North America Limited (Canada)
	Macquarie North America Securities Limited (Canada)
107 464 620	Macquarie Note Investments Pty Limited
009 636 257	Macquarie NT Leasing Pty Limited
008 595 711	Macquarie NZ Holdings Limited
006 765 206	Macquarie Office Management Limited
106 230 979	Macquarie Office Finance Pty Limited
002 934 705	Macquarie Options Pty Limited
108 538 003	Macquarie Parking Infrastructure Pty Limited (formerly MAPS Investments One Pty. Limited)
WN348118	Macquarie Parking Infrastructure (NZ) Limited (New Zealand) (formerly Macquarie Infrastructure (NZ) Limited (New Zealand)
107 464 264	Macquarie Partnership Investment Holdings Pty Limited
093 919 727	Macquarie PIB Management Pty Limited (formerly MECML Nominees Pty Limited)
091 666 929	Macquarie Photonics Pty Limited
107 464 586	Macquarie Portfolio Investments No. 1 Pty Limited
107 464 540	Macquarie Portfolio Investments No. 2 Pty Limited
092 552 611	Macquarie Portfolio Management Limited (formerly Macquarie Domestic Hedge Fund Management Limited)
078 271 226	Macquarie Portfolio Services Pty Limited
	Macquarie Power Management Ltd
082 038 328	Macquarie PRISM Pty Limited
110 442 987	Macquarie Private Capital A Limited
110 443 109	Macquarie Private Capital B Limited
089 987 388	Macquarie Private Portfolio Management Limited
WN 1144511	Macquarie Private Portfolio Management (NZ) Pty Limited (formerly Macquarie Investment Management (NZ) Limited)

074 453 393	Macquarie Project Finance Pty Limited
064 904 169	Macquarie Property (OBU) Pty Limited
008 606 826	Macquarie Property China Pty Limited
077 727 318	Macquarie Property Development Finance Limited
AK640307	Macquarie Property Finance Limited (NZ)
076 560 917	Macquarie Property Finance Management Pty Limited (formerly Oarale Pty Limited)
065 678 962	Macquarie Property International Pty Limited
105 453 638	Macquarie Property Investment Management 1 Limited
105 453 736	Macquarie Property Investment Management 2 Limited
105 453 763	Macquarie Property Investment Management 3 Limited
003 420 460	Macquarie Property Services Pty Limited
110 256 418	Macquarie (Pyrmont) Pty Limited
623285	Macquarie Real Estate Asia Limited (formerly Macquarie Property Management (International) Limited) (Hong Kong)
095 918 068	Macquarie Real Estate Asia Nominees Pty Limited
106 741 851	Macquarie Real Estate Equity Fund No.3 Pty Limited
109 116 556	Macquarie Real Estate Equity Fund No.4 Pty. Limited
	Macquarie Real Estate Finance Inc (USA)
1259575	Macquarie Real Estate Finance Consulting Inc (USA)
292528	Macquarie Real Estate Inc (USA)
102 368 052	Macquarie Realty Services Australia Pty Limited
04535338	Macquarie Regional Shareholdings (UK) Limited (UK)
006 219 852	Macquarie Risk Advisory Services Limited
003 898 413	Macquarie Risk Management Advisory Pty Limited
063 267 032	Macquarie Science Holdings Pty Limited
199704430K	Macquarie Securities (Asia) Pte Limited (Singapore)
002 832 126	Macquarie Securities (Australia) Limited (formerly Macquarie Equities (Australia) Limited)
4181603	Macquarie Securities (Canada) Ltd (Canada)
	Macquarie Securities (Japan) Limited
067 392 170	Macquarie Securities (USA) Inc (formerly Macquarie Equities (USA) Inc) (USA)
003 435 443	Macquarie Securities Management Pty Limited
641342	Macquarie Securitisation (Hong Kong) Limited (Hong Kong)
075 289 002	Macquarie Securitisation (OBU) Pty Limited
003 297 336	Macquarie Securitisation Limited
496224	Macquarie Services (Hong Kong) Limited (HK)
105 777 704	Macquarie Social Infrastructure Management Limited
096 705 341	Macquarie South Kingscliff Pty Limited (formerly Hopper No. 1 Pty Limited)
075 295 608	Macquarie Specialised Asset Management 2 Limited
087 382 965	Macquarie Specialised Asset Management Limited
4181611	Macquarie Specialized Financing Ltd (Canada)
	Macquarie Structured Products Asia Limited
065 747 417	Macquarie Structured Products (International) Limited (formerly Macquarie Corporate Finance International Limited)
008 607 074	Macquarie Structured Products Australia Limited
008 607 038	Macquarie Swan Street Pty Limited (formerly Macquarie (A.C.T. Property Investments) Pty Limited)
092 034 403	Macquarie Syndicate Management Pty Limited
092 034 485	Macquarie Syndicate Nominee Pty Limited
062 060 879	Macquarie Syndication (No 7) Pty Limited

065 309 033	Macquarie Syndication (No.12) Pty Limited
069 344 289	Macquarie Syndication (No.22) Pty Limited
069 344 387	Macquarie Syndication (No.23) Pty Limited
392769-T	Macquarie Technologies (Malaysia) Sdn Bhd (Malaysia)
069 416 977	Macquarie Technology Group Pty Limited
080 218 846	Macquarie Technology Investments Limited
080 472 751	Macquarie Technology Ventures Pty Limited
100 708 254	Macquarie Telecommunications Holdings Pty Limited
008 606 915	Macquarie Thirty-Fourth Aviation Leasing Pty Limited
008 606 782	Macquarie Thirty-Seventh Aviation Leasing Pty Limited
008 606 906	Macquarie Thirty-Third Aviation Leasing Pty Limited
009 642 933	Macquarie Tourism & Leisure Pty Limited
EC-28999	Macquarie Treasury Management Limited (Bermuda)
EC-29003	Macquarie Treasury Private Trustee Company Limited (Bermuda)
008 607 029	Macquarie Twelfth Aviation Leasing Pty Limited
008 607 109	Macquarie Twentieth Aviation Leasing Pty Limited
008 606 853	Macquarie Twenty-Eighth Aviation Leasing Pty Limited
008 606 844	Macquarie Twenty-Seventh Aviation Leasing Pty Limited
008 607 136	Macquarie Twenty-Third Aviation Leasing Pty Limited
WN261723	Macquarie Vehicles (NZ) Limited [formerly Macquarie Securities Limited (NZ)]
HRB 56359	Macquarie Verwaltungs GmbH
095 918 068	Macquarie Vue Nominee Pty Limited
006 010 500	MAIL Holdings Limited
109 522 081	MacSea Nominees Pty Limited
109 522 163	MacSea Nominees 2 Pty Limited
090 975 456	Margin Lending Nominees Pty Limited
102 964 312	MASL No. 2 Pty Limited (formerly Macquarie Securitisation No. 2 Pty Limited)
008 607 092	MBL Realty Investment Management Pty Limited
001 330 132	MBL River Links Pty Limited
363941	MC Capital Group (Ireland)
069 343 693	MC Capital Holdings No.1 Pty Limited (formerly Ausfleet Pty Limited)
069 343 791	MC Capital Holdings No.2 Pty Limited (formerly Macfleet Pty Limited)
078 223 382	MCF Leasing Pty Limited
	MDE Thermal Technologies Inc. (USA)
	MEIF (UK) Limited
006 238 482	Memnon Pty Limited
007 226 306	Mendlesham Corporation Pty Limited
084 781 555	Merit Management No. 1 Pty Limited
084 781 493	Merit No. 1 Pty Limited
	MJL Ace Ltd (Japan)
	MJL Bay Ltd (Japan)
	MJL Cookie Ltd (Japan)
	MJL Delta Ltd (Japan)
	MJL Esprit Ltd (Japan)
	MJL Hawk Ltd (Japan)
	MJL Impulse Ltd (Japan)
	MJL Jet Ltd (Japan)
	Mongoose Acquisition LLC
103 410 297	Mongoose Pty Limited

	Monkwell Investments Limited
086 587 608	Mont Park Development Company Pty Ltd
	NA Capital Holdings Inc (USA)
003 337 675	Nanway Nominees Pty Limited
	North America Capital Holding Company
	Northwind Chicago LLC (USA)
	Northwind Midway LLC (USA)
007 226 324	Old Brampton Corporation Pty Limited
079 630 603	Omni Leisure Operations Limited
092 609 428	Omni Sports Management Pty Limited
008 648 824	Ophidian Pty Limited
008 657 912	Ornate Pty Limited
071 982 244	Pacific Rim Operations Limited
003 435 176	Pandrew Pty Limited
008 586 365	Paray Pty Limited
107 805 452	Parents@Work Pty Limited
008 596 656	Parsees Pty Limited
052 195 427	Placate Pty Limited
008 640 873	Poltava Pty Limited
003 260 900	Praen Pty Limited
	PT Macquarie Konsultan Indonesia (Indonesia) (Proprietary)
064 904 212	PUMA Management Pty Limited
069 344 190	Q Rent Pty Limited
009 641 196	Reboot PC Logistics Pty Limited (formerly Macquarie Information Technology Pty Limited)
008 656 960	Reconnoitre Pty Limited
109 243 110	Regional Media Pty Limited (formerly MBL Media Holdings Pty Limited)
110 356 968	Regional Media No.2 Pty Limited
110 357 036	Regional Media Macquarie LP Pty Limited (formerly Regional Media LP Pty Limited)
008 606 880	Rema Nominees Pty Limited
054 982 106	Residco Pty Limited
007 328 841	Resinal Pty Limited
	Ropemaker Street Investments Limited (Cayman Islands)
002 332 452	Rovny Pty Limited
065 308 894	RP Developments Pty Limited
006 566 427	Rugamo Pty Limited
010 068 881	Samspin Limited
071 366 339	Santorini One Pty Limited
007 332 425	Second Resinal Pty Limited
071 878 021	Secure Australia II Limited
008 597 840	SECURE Australia Management Pty Limited
058 639 688	Sedulous Investments Pty Limited
008 608 231	Shadoof Pty Limited
003 484 259	Shalina Pty Limited
	Sherlock Securites Limited
084 657 616	SMR Developments Pty Limited
008 508 030	SPAL Limited
075 364 064	Structured Prime Asset Receivables (SPARS) No. 1 Pty Limited
008 559 582	Sucette Pty Limited

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name	BresaGen Limited 8 Dalgleish Street , THEBARTON , AUSTRALIA, 5031
ACN/ARSN	007 988 767

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	14 October 2004
The previous notice was given to the company on:	25/09/01
The previous notice was dated:	25/09/01

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideratio n given in relation to change (7)	Number of	and Class Securities	Person's votes affected
14/10/2004	Macquarie Acceptances Limited 'MAL'	*Release of escrow shares*	N/A	10,000,000	Fully paid stapled securitie 'fp stp'	10,000,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed then nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MAL	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] date 28 October 2004

ANNEXURE 'A'

This is the annexure marked 'A' of 11 pages referred to in the Notice of change of interests of Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
28th October 2004

CONTROLLED BODIES CORPORATE

ACN	Entity Name
078 453 648	Airport Motorway Custodians Pty Limited
075 176 859	Airport Motorway Infrastructure No 3 Limited
075 176 993	Airport Motorway Infrastructure No 4 Limited
075 176 813	Airport Motorway Infrastructure No.1 Limited
008 640 177	Aleatory Pty Limited
081 119 477	Alloca (No. 4) Pty. Limited
106 608 422	Amicus Curiae Pty Limited
108 013 672	AMPCI Macquarie Infrastructure Management No 1 Limited
104 014 062	AMPCI Macquarie Infrastructure Management No 2 Limited
078 953 607	AMT Management Ltd
WK-131747	Asher Securities Limited
074 900 977	Australia Infrastructure Pty Limited (formerly Macquarie Australia Infrastructure Pty Limited)
079 630 649	Australian Hotel Investment Pty Ltd
093 979 223	Bao Wave Pty Limited (formerly NTL Telecommunications Holdings Pty Limited)
059 814 818	Barossa Ge Limited (formerly Sabco Australia Limited)
084 762 916	Bathurst St Nominees Pty Limited (formerly Macquarie Strata Services Pty Limited)
008 091 325	Bavian Pty Limited
008 604 966	Belike Nominees Pty Limited
006 880 217	Bond Street Australia Pty Limited
008 607 065	Bond Street Custodians Limited
008 606 924	Bond Street Investments Pty Limited
071 247 606	Bond Street Lease Management Pty Limited
004 680 004	Boston Australia Pty Limited
005 008 702	Boston Leasing Pty Limited
	Bunhill Investments Limited
002 865 830	Buttonwood Nominees Pty Limited
079 173 381	Campus International Holdings Pty Limited
006 200 899	CASL Financial Services Pty Limited
4800336	Capital Meters Holdings Limited (UK)
4800317	Capital Meters Limited (UK)
008 585 715	Cazinon Pty Limited
008 585 797	Cemasta Pty Limited
008 585 604	Cenford Pty Limited
008 631 954	Channar Investment Nominee Pty Limited
108 172 461	CHG Australia Pty Limited (formerly Leisure and Entertainment Acquisitions Pty Limited)
	Chiswell Investments Limited

002 737 868	Coldava Limited
079 775 134	Concept Blue Property Pty Ltd
101 213 263	ConnectEast Pty Limited (formerly Citiutilities Pty Limited)
108 736 974	ConnectEast Finance Pty Limited
108 737 006	ConnectEast Holding 2 Pty Limited
071 292 647	ConnectEast Management Limited (formerly Macquarie Management Company (ISF) Limited)
108 736 992	ConnectEast Nominee Co Pty Limited
097 768 075	Coriolis Water Services (Australia) Pty Ltd
006 346 952	Corporate Capital Equipment Financing Pty Limited
008 581 379	Dalou Pty Limited
095 175 321	d-Auction Internet Pty Ltd
	Delano Securities Limited
008 606 871	Dexin Nominees Pty Limited
083 158 436	Divco 12 Pty Ltd
083 158 490	Divco 17 Pty Ltd
083 158 623	Divco 23 Pty Ltd
083 158 703	Divco 28 Pty Ltd
088 347 568	Divco 42 Pty Ltd
083 159 120	Divco 47 Pty Ltd
083 159 175	Divco 51 Pty Ltd
088 347 479	Divco 54 Pty Ltd
088 347 513	Divco 59 Pty Ltd
088 347 531	Divco 61 Pty Ltd
097 290 894	Divco 102 Pty Ltd
31/03/2003	Diversified CLO Investments No.1 Inc (Delaware, USA)
109 819 418	Diversified CMBS Australia Holdings Pty Limited
	Diversified CMBS Investments Inc. (USA)
094 631 964	Eastern Sea Investments Pty Limited (formerly Macquarie Treasury Nominees Pty Limited)
057 349 747	eDivision Investments Pty Limited
069 344 001	Elise Nominees Pty Limited
	Everest Absolute Return II Limited (British Virgin Islands)
006 435 810	Equitas Nominees Pty Limited
	ETT National Power, Inc (USA)
009 636 131	Felter Pty Limited
094 080 118	Financial Enrichment Pty Ltd
008 481 032	Fortesque Gardens Pty Limited
008 604 466	Foucault Pty Limited
	Four Corners Capital Management LLC (USA)
008 542 685	Galanthus Australia Pty Limited
001 581 031	Galanthus Leasing Pty Limited
068 104 558	Garachine Pty Limited
054 001 400	Gatesun Pty Limited
003 122 629	Gemata Pty Limited
1332891	Generator Bonds Limited (New Zealand)
108 026 437	Generator Charities Australia Pty Limited
103 116 954	Generator Investments Australia Limited (formerly Quintet Funds Management Limited)
009 642 942	Gillman Pty Limited
008 694 484	Gloriole Pty Limited

105 819 181	Global Debt Investments No.4 Pty Limited
008 638 462	Gondor Pty Limited
008 180 309	Grosvenor Office Equipment Hire Pty Limited
008 637 241	Hafling Pty Limited
104 324 441	Hemisphere Services Pty Limited
064 687 645	Hills Motorway Management Limited
000 758 010	Hillsam Nominees Pty Limited
078 327 983	Horizon Energy Investment Management Limited
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104 173 891	HUB X Pty Limited
002 757 020	Idameneo (No.79) Nominees Pty Limited
009 642 979	Indemco Pty Limited
073 710 942	Infrastructure Investments No 1 Pty Limited
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009 641 114	Jubilee Pty Limited
008 605 070	Kallerad Pty Limited
081 119 440	Kensington Banks Pty Limited
076 529 532	Kepile Pty Limited
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080 473 025	Mac IT 2000 Pty Ltd
096 705 109	Macquarie (1 Nicholson Street) Nominees Pty Ltd (formerly Hopper No. 3 Pty Limited)
093 438 414	Macquarie (Arncliffe) Pty Limited
198500776M	Macquarie (Asia) Pte Limited (Singapore)
200 228	Macquarie (HK) Financial Services Limitied (Hong Kong)
611405	Macquarie (Hong Kong) Limited (Hong Kong)
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463469-W	Macquarie (Malaysia) Sdn Bhd (Malaysia)
010121	Macquarie (Tianjin) Property Services Co Limited (China)
008 594 885	Macquarie Acceptances Limited
095 180 788	Macquarie Admin Services Pty Limited
2000/001234/07	Macquarie Africa (Proprietary) Limited
CR-121760	Macquarie Aircraft Leasing No.1 Limited (Cayman Islands)
075 295 760	Macquarie Airports Management Limited (formerly Bulwer Island Cogen Limited)
094 406 756	Macquarie Alliances Pty Limited
103 237 181	Macquarie Alternative Assets Management Limited
086 159 060	Macquarie Alternative Investments Limited
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071 501 963	Macquarie Asia Holdings Pty Limited
619928	Macquarie Asia Limited (Hong Kong)
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064 219 601	Macquarie Asset Finance Limited
001 263 583	Macquarie Asset Management Limited
058 056 616	Macquarie Asset Services (ACT) Pty Limited
010 795 794	Macquarie Asset Services (QLD) Pty Limited
005 996 725	Macquarie Asset Services (VIC) Pty Limited
079 672 450	Macquarie Asset Services (WA) Pty Ltd
081 706 167	Macquarie Asset Services Limited
WK-128186	Macquarie Australia Computer Systems Leasing Pty Limited (Cayman Islands)

003 435 452	Macquarie Australia Corporate Finance Limited
077 193 956	Macquarie Australia Finance Pty Limited (formerly Melbourne Airlink Pty Limited)
006 055 796	Macquarie Australia International Limited
002 542 136	Macquarie Australia Lease Management Pty Limited
008 640 168	Macquarie Australia Management Services Pty Limited
000 736 210	Macquarie Australia Pty Limited
074 453 286	Macquarie Australia Securities Limited
008 660 811	Macquarie Australia Techology Pty Limited
075 176 733	Macquarie Aviation (No. 1) Limited
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368580	Macquarie Aviation Capital Limited (Ireland)
109 280 819	Macquarie Bathurst Street Pty Limited
008 583 542	Macquarie Bank Limited
003 650 244	Macquarie Bank Superannuation (No.2) Pty Limited
001 531 997	Macquarie Bank Superannuation Pty Limited
03.516.449/0	Macquarie Brasil Limitada (Brazil)
083 822 404	Macquarie Business Broking Services Pty Limited
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WN352816	Macquarie Capital (NZ) Limited (formerly Ojai Holdings Pty Limited) (New Zealand)
FN 215363K	Macquarie Capital GmbH (Vienna, Austria)
2080854	Macquarie Capital Korea Co Limited (formerly Macquarie IT Korea Co Limited) (Korea)
04242665	Macquarie Capital Limited (UK)
110 605 724	Macquarie Capital Funding (LP) Pty Limited
006 938 825	Macquarie Capital Markets Nominees Pty Limited
097 868 687	Macquarie CLO Investments No.1 Pty Limited (formerly Southern Cross Australian Airports Pty Limited)
065 178 618	Macquarie CLO Investments No.2 Pty Limited (formerly Subscriber Television Asset Rentals Pty Limited)
006 198 910	Macquarie Commercial Leasing VIC Pty Limited
066 047 738	Macquarie Communications Infrastructure Management Limited (formerly South Coast Motorway Limited)
109 837 783	Macquarie Community Partnerships Funds Management Limited
096 629 471	Macquarie Concept Blue Pty Ltd
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19911031568	Macquarie Corporate Finance (USA) Inc (USA)
008 606 862	Macquarie Corporate Finance Holdings Pty Limited
008 595 426	Macquarie Corporate Finance Limited
069 709 468	Macquarie Countrywide Management Limited
008 596 950	Macquarie Deposits Pty Limited
082 018 399	Macquarie Development Capital Pty Ltd
102 607 616	Macquarie Development Capital II Pty Ltd
091 936 515	Macquarie Development Direction Pty Limited
084 828 473	Macquarie Direct Investment A Limited
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008 607 083	Macquarie Direct Investment Limited
073 623 784	Macquarie Direct Property Management Limited
085 795 651	Macquarie Distribution Pty Limited
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096 211 424	Macquarie Diversified Investment Services Pty Limited
098 127 578	Macquarie Diversified Investments No 2 Pty Ltd
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094 464 365	Macquarie Diversified Portfolio Investments Pty Limited
106 197 488	Macquarie Dynamic Management Pty Limited
108 407 389	Macquarie East Coast Finance Pty. Limited
2304923	Macquarie Electronics Consulting Inc (USA)
363806	Macquarie Electronics Limited (Ireland)
363803	Macquarie Electronics Remarketing Limited (Ireland)
1978834	Macquarie Electronics USA Inc (USA)
067 299 923	Macquarie Equipment Finance Pty Limited
485394	Macquarie Equities (Asia) Limited (Hong Kong)
063 906 392	Macquarie Equities (US) Holdings Pty Limited
002 574 923	Macquarie Equities Limited
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WN 1114218	Macquarie Equities Custodians Limited (New Zealand)
WN/1007806	Macquarie Equities New Zealand Limited (New Zealand)
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001 374 572	Macquarie Equity Capital Markets Limited
078 771 123	Macquarie European Holdings Pty. Limited
3704031	Macquarie Europe Limited (formerly Macquarie Equities (UK) Limited)
086 587 635	Macquarie Filmed Investments Pty Limited
WN/1065067	Macquarie Finance (NZ) Limited (New Zealand)
2984767	Macquarie Finance (UK) Limited (UK)
001 214 964	Macquarie Finance Limited
095 135 694	Macquarie Financial Products Management Limited
008 606 764	Macquarie First Aviation Leasing Pty Limited
093 752 946	Macquarie Forestry Services Pty Limited (formerly Helmsman Nominees Pty Limited)
069 344 074	Macquarie Fleet Finance Pty Limited
069 344 074	Macquarie Fleet Leasing Pty Limited
008 607 047	Macquarie Fourteenth Aviation Leasing Pty Limited
095 180 564	Macquarie France Holdings Pty Limited
724745	Macquarie Funds Management Hong Kong Limited (Hong Kong)
093 177 407	Macquarie Funds Management Holdings Pty Limited (formerly Macquarie Technology Ventures Nominee Pty Limited)
001 902 165	Macquarie Funds Management Limited
111631	Macquarie Futures (Asia) Limited (Formerly Macquarie Australia (HK) Limited (Hong Kong))
3075848	Macquarie Futures Inc (USA)
084 388 947	Macquarie Global Debt Investments No.1 Pty Limited (formerly The Victorian Rolling Stock Leasing Company Pty Limited)
075 176 779	Macquarie Global Debt Investments No.2 Pty Limited (formerly Macquarie Infrastructure No. 4 Pty Limited)
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100 509 975	Macquarie Health Holdings Pty Ltd
2428034	Macquarie Holdings (USA) Inc (USA)
	Macquarie Holdings (Singapore) Pte Limited
WN262381	Macquarie I.T. (NZ) Limited (New Zealand)
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3075842	Macquarie Inc (USA)
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	Macquarie Infrastructure Assets LLC
071 501 918	Macquarie Indonesia Holdings Pty Limited
077 595 012	Macquarie Infrastructure Debt Management Limited
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074 311 390	Macquarie Infrastructure Funds Management Limited
072 609 271	Macquarie Infrastructure Investment Management Limited
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072 652 736	Macquarie Infrastructure Limited
072 677 993	Macquarie Infrastructure No. 2 Limited
104-81-74725	Macquarie International Asset Management Co Ltd (formerly Macquarie-IMM Asset Management Co., Ltd) (Korea)
061 160 558	Macquarie International Capital Advisors Pty Limited
502151	Macquarie International Capital Markets Limited (Hong Kong)
092 985 263	Macquarie International Finance Limited (formerly Macquarie International Finance Pty Limited, Wealth Nominees Pty Limited)
061 929 931	Macquarie International Limited (UK)
078 980 668	Macquarie International Property Services Pty. Limited
2579363	Macquarie Internationale Holdings Limited (UK)
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108 590 996	Macquarie International Investments Pty Limited
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36631	Macquarie Investment (Hong Kong) Limited (HK)
002 867 003	Macquarie Investment Management Limited
WN 1114216	Macquarie Investment Management (NZ) Limited (formerly Macquarie Equities Nominees Limited)
3976881	Macquarie Investment Management (UK) Limited (formerly Macquarie Infrastructure Investment Management (UK) Limited) (UK)
071 745 401	Macquarie Investment Services Limited
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4104671	Macquarie Investments (UK) Limited (formerly Macquarie PH (UK) Limited) (United Kingdom)
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107 147 222	Macquarie Japan Infrastructure No.1 Pty Limited
107 147 188	Macquarie Japan Infrastructure No.2 Pty Limited
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002 526 810	Macquarie Lease Management Pty Limited
WN243880	Macquarie Leasing (NZ) Limited (NZ)
2997799	Macquarie Leasing (UK) Limited (UK)
002 675 032	Macquarie Leasing NSW Pty Limited
002 674 982	Macquarie Leasing Pty Limited
010 529 638	Macquarie Leasing Qld Pty Limited
006 230 548	Macquarie Leasing Vic. Pty Limited
105 453 834	Macquarie Leisure Developments Limited (formerly Macquarie Property Investment Management 4 Limited)
079 630 676	Macquarie Leisure Management Limited
002 574 914	Macquarie Leisure Services Pty Limited (formerly Idameneo (No.31) Pty Limited)
WN206344	Macquarie Lending NZ Limited (formerly New Zealand Cash Management Trust Limited (New Zealand))
003 963 773	Macquarie Life Limited
088 772 203	Macquarie Marinas Management Limited
071 292 647	Macquarie Management Company (ISF) Limited (formerly City Link Management Limited)

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108 538 218	Macquarie Media Fund Management Pty Limited (formerly MAPS Investments Two Pty. Limited)
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057 760 175	Macquarie Mortgages Pty Limited
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WN334868	Macquarie New Zealand Limited (NZ)
086 438 995	Macquarie Newton Specialist Funds Management Limited (formerly Newton Specialist Fund Management Limited, Macquarie IB Limited)
008 541 713	Macquarie Nominees ACT Pty Limited
4181590	Macquarie North America Holdings Ltd (Canada)
348101-8	Macquarie North America Limited (Canada)
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107 464 620	Macquarie Note Investments Pty Limited
009 636 257	Macquarie NT Leasing Pty Limited
008 595 711	Macquarie NZ Holdings Limited
006 765 206	Macquarie Office Management Limited
106 230 979	Macquarie Office Finance Pty Limited
002 934 705	Macquarie Options Pty Limited
108 538 003	Macquarie Parking Infrastructure Pty Limited (formerly MAPS Investments One Pty. Limited)
WN348118	Macquarie Parking Infrastructure (NZ) Limited (New Zealand) (formerly Macquarie Infrastructure (NZ) Limited (New Zealand)
107 464 264	Macquarie Partnership Investment Holdings Pty Limited
093 919 727	Macquarie PIB Management Pty Limited (formerly MECML Nominees Pty Limited)
091 666 929	Macquarie Photonics Pty Limited
107 464 586	Macquarie Portfolio Investments No. 1 Pty Limited
107 464 540	Macquarie Portfolio Investments No. 2 Pty Limited
092 552 611	Macquarie Portfolio Management Limited (formerly Macquarie Domestic Hedge Fund Management Limited)
078 271 226	Macquarie Portfolio Services Pty Limited
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082 038 328	Macquarie PRISM Pty Limited
110 442 987	Macquarie Private Capital A Limited
110 443 109	Macquarie Private Capital B Limited
089 987 388	Macquarie Private Portfolio Management Limited
WN 1144511	Macquarie Private Portfolio Management (NZ) Pty Limited (formerly Macquarie Investment Management (NZ) Limited)
074 453 393	Macquarie Project Finance Pty Limited
064 904 169	Macquarie Property (OBU) Pty Limited
008 606 826	Macquarie Property China Pty Limited
077 727 318	Macquarie Property Development Finance Limited
AK640307	Macquarie Property Finance Limited (NZ)
076 560 917	Macquarie Property Finance Management Pty Limited (formerly Oarale Pty Limited)
065 678 962	Macquarie Property International Pty Limited
105 453 638	Macquarie Property Investment Management 1 Limited
105 453 736	Macquarie Property Investment Management 2 Limited
105 453 763	Macquarie Property Investment Management 3 Limited
003 420 460	Macquarie Property Services Pty Limited
110 256 418	Macquarie (Pyrmont) Pty Limited

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106 741 851	Macquarie Real Estate Equity Fund No.3 Pty Limited
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102 368 052	Macquarie Realty Services Australia Pty Limited
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063 267 032	Macquarie Science Holdings Pty Limited
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002 832 126	Macquarie Securities (Australia) Limited (formerly Macquarie Equities (Australia) Limited)
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067 392 170	Macquarie Securities (USA) Inc (formerly Macquarie Equities (USA) Inc) (USA)
003 435 443	Macquarie Securities Management Pty Limited
641342	Macquarie Securitisation (Hong Kong) Limited (Hong Kong)
075 289 002	Macquarie Securitisation (OBU) Pty Limited
003 297 336	Macquarie Securitisation Limited
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105 777 704	Macquarie Social Infrastructure Management Limited
096 705 341	Macquarie South Kingscliff Pty Limited (formerly Hopper No. 1 Pty Limited)
075 295 608	Macquarie Specialised Asset Management 2 Limited
087 382 965	Macquarie Specialised Asset Management Limited
4181611	Macquarie Specialized Financing Ltd (Canada)
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065 747 417	Macquarie Structured Products (International) Limited (formerly Macquarie Corporate Finance International Limited)
008 607 074	Macquarie Structured Products Australia Limited
008 607 038	Macquarie Swan Street Pty Limited (formerly Macquarie (A.C.T. Property Investments) Pty Limited)
092 034 403	Macquarie Syndicate Management Pty Limited
092 034 485	Macquarie Syndicate Nominee Pty Limited
062 060 879	Macquarie Syndication (No 7) Pty Limited
065 309 033	Macquarie Syndication (No.12) Pty Limited
069 344 289	Macquarie Syndication (No.22) Pty Limited
069 344 387	Macquarie Syndication (No.23) Pty Limited
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069 416 977	Macquarie Technology Group Pty Limited
080 218 846	Macquarie Technology Investments Limited
080 472 751	Macquarie Technology Ventures Pty Limited
100 708 254	Macquarie Telecommunications Holdings Pty Limited
008 606 915	Macquarie Thirty-Fourth Aviation Leasing Pty Limited
008 606 782	Macquarie Thirty-Seventh Aviation Leasing Pty Limited
008 606 906	Macquarie Thirty-Third Aviation Leasing Pty Limited
009 642 933	Macquarie Tourism & Leisure Pty Limited
EC-28999	Macquarie Treasury Management Limited (Bermuda)
EC-29003	Macquarie Treasury Private Trustee Company Limited (Bermuda)

008 607 029	Macquarie Twelfth Aviation Leasing Pty Limited
008 607 109	Macquarie Twentieth Aviation Leasing Pty Limited
008 606 853	Macquarie Twenty-Eighth Aviation Leasing Pty Limited
008 606 844	Macquarie Twenty-Seventh Aviation Leasing Pty Limited
008 607 136	Macquarie Twenty-Third Aviation Leasing Pty Limited
WN261723	Macquarie Vehicles (NZ) Limited [formerly Macquarie Securities Limited (NZ)]
HRB 56359	Macquarie Verwaltungs GmbH
095 918 068	Macquarie Vue Nominee Pty Limited
006 010 500	MAIL Holdings Limited
109 522 081	MacSea Nominees Pty Limited
109 522 163	MacSea Nominees 2 Pty Limited
090 975 456	Margin Lending Nominees Pty Limited
102 964 312	MASL No. 2 Pty Limited (formerly Macquarie Securitisation No. 2 Pty Limited)
008 607 092	MBL Realty Investment Management Pty Limited
001 330 132	MBL River Links Pty Limited
363941	MC Capital Group (Ireland)
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084 781 555	Merit Management No. 1 Pty Limited
084 781 493	Merit No. 1 Pty Limited
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103 410 297	Mongoose Pty Limited
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086 587 608	Mont Park Development Company Pty Ltd
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003 337 675	Nanway Nominees Pty Limited
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007 226 324	Old Brampton Corporation Pty Limited
079 630 603	Omni Leisure Operations Limited
092 609 428	Omni Sports Management Pty Limited
008 648 824	Ophidian Pty Limited
008 657 912	Ornate Pty Limited
071 982 244	Pacific Rim Operations Limited
003 435 176	Pandrew Pty Limited
008 586 365	Paray Pty Limited

107 805 452	Parents@Work Pty Limited
008 596 656	Parsees Pty Limited
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008 640 873	Poltava Pty Limited
003 260 900	Praen Pty Limited
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064 904 212	PUMA Management Pty Limited
069 344 190	Q Rent Pty Limited
009 641 196	Reboot PC Logistics Pty Limited (formerly Macquarie Information Technology Pty Limited)
008 656 960	Reconnoitre Pty Limited
109 243 110	Regional Media Pty Limited (formerly MBL Media Holdings Pty Limited)
110 356 968	Regional Media No.2 Pty Limited
110 357 036	Regional Media Macquarie LP Pty Limited (formerly Regional Media LP Pty Limited)
008 606 880	Rema Nominees Pty Limited
054 982 106	Residco Pty Limited
007 328 841	Resinal Pty Limited
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065 308 894	RP Developments Pty Limited
006 566 427	Rugarno Pty Limited
010 068 881	Samspin Limited
071 366 339	Santorini One Pty Limited
007 332 425	Second Resinal Pty Limited
071 878 021	Secure Australia II Limited
008 597 840	SECURE Australia Management Pty Limited
058 639 688	Sedulous Investments Pty Limited
008 608 231	Shadoof Pty Limited
003 484 259	Shalina Pty Limited
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084 657 616	SMR Developments Pty Limited
008 508 030	SPAL Limited
075 364 064	Structured Prime Asset Receivables (SPARS) No. 1 Pty Limited
008 559 582	Sucette Pty Limited
050 069 817	Syndicated Asset Management Pty Limited
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002 325 868	Talamba Pty Limited
085 356 770	Tegensee Pty Limited
070 142 951	Telbane Pty Limited
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008 603 825	Totara Pty Limited
064 721 080	Touchstone Living Pty Limited (formerly Royal Parade Apartments Pty Limited)
074 061 046	TranSA Pty Limited
094 809 140	TranSA Services Pty Ltd
009 633 603	Tryptic Pty Limited
008 593 351	Tywyn Pty Limited
085 795 615	Underdale Nominees Pty Limited (formerly Macquarie Realty Services Pty Limited)
085 359 833	UPL (SA) Pty Limited
095 793 141	UPL (WA) Pty Limited
081 119 619	UPL Developments Pty Limited

096 705 298	UPL River Links Investments Pty Limited
109 116 298	UPL (Tarneit) Pty Limited
055 500 902	Upmill Nominees Pty Limited
081 119 495	Urban Pacific Limited
092 034 458	Urban Pacific Springthorpe Investment Pty Limited
008 592 916	Utopia Pty Limited
003 201 303	Valcora Pty Limited
008 585 918	Vanne Pty Limited
080 218 622	VicWire Partnership Pty Limited
079 878 783	Volatic Pty Ltd
079 865 311	Volbing Pty Ltd
095 793 169	Vue Apartments Pty Ltd
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054 813 080	Woodross Nominees Pty Limited
1200575	Worldwide Parking Group Limited (New Zealand)
002 736 423	Wuxta Pty Limited
002 798 503	Zelenka Pty Limited
008 644 362	Zoffanies Pty Limited

BresaGen

ASX Release 17 November 2004

2004 Annual General Meeting documents

The Company has mailed to shareholders, documents relating to its Annual General Meeting which is to be held at 2pm at the offices of BresaGen Ltd on the 16 December 2004.

The documents which were sent to shareholders and are attached to this release are

- Chairman's Letter
- Notice of Annual General Meeting
- Proxy Forms

The Annual Financial Report which was also sent to shareholders will be released as a separate document following this release.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

BresaGen

8th November 2004

Chairman's Letter to Shareholders

The year under review has been a difficult one for BresaGen Limited ("BresaGen" or the "Company").

I do not think it appropriate for me to address you on the history of the Company because I was not part of it and am not appraised of all the facts and circumstances which wrote it.

However I am grateful for your (the shareholders) approval of the transaction with CBio Limited ("CBio") at the October 2004 meeting of members. The result being that BresaGen is now released from administration and is now aggressively pursuing its core business of Protein Engineering.

I am optimistic that BresaGen shares will be re-listed by middle December 2004 subject to ASX requirements being met.

BresaGen has been restructured to develop its core business in Contract Protein and Peptide Drug development and production. This business is after all where the tangible assets of the Company have been developed.

The new Board, consisting of Dr Wolfgang Hanisch, Dr Meera Verma and I are committed to growing the Protein Engineering business and thereby adding value to the Company and you, from sound business operations.

The Cell Therapy assets have been merged into a US venture funded company, Novocell Inc. It is the view of the Board that significant further capital and time will be needed to develop the Cell Therapy business. We are not prepared to invest further monies in Cell Therapy.

The new Board has a different view on Accounting policies than the old one and thus has decided to write off the Company's investment in Cell Therapy, and similarly treat all intangible assets such as IP and Patents. In due course, we will liquidate the subsidiary companies which held these non-core investments.

These adjustments will have a substantial impact on Shareholders Funds but not on the underlying potential value of the Company.

The Board believes that a successful turnaround of BresaGen, such that it can fund itself from operations, will take the next two years.

Since BresaGen has emerged from administration, I am pleased to inform you that there has been a renewed interest from both Australian and overseas companies in utilising the contract services of BresaGen.

Though many of these have yet to result in significant additional revenues, the Board is confident of significant revenue growth in the coming calendar year.

As the Chairman of CBio Limited, I would like to confirm CBio's intent to support BresaGen in its growth as an autonomous company. We recognise the value of BresaGen to both the shareholders and to the larger community of biotechnology companies. It is in CBio's interest to help build a viable, strong Protein Engineering company to meet CBio's needs for its product as well as for the Australian Biotech community at large.

We now have a strong board and management team experienced in biotechnology both nationally and internationally to move the company forward.

Stephen Jones
Chairman

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

BRESAGEN LIMITED
ACN 007 988 767

Notice of Annual General Meeting

The Annual General Meeting of BresaGen Limited ('**Company**') will be held at 2pm on Thursday, 16th December 2004 at the offices of BresaGen Limited, 8 Dalgleish Street, Thebarton SA 5031, Australia.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the Financial Statements and the reports of the Directors and Auditor for the year ended 30 June 2004.

To consider and, if thought fit, to pass the following ordinary resolutions:

1. **RE-ELECTION OF DR WOLFGANG HANISCH AS DIRECTOR**

'That Dr Wolfgang Hanisch who, in accordance with article 48.1 of the Constitution of the Company retires by rotation and being eligible, offers himself for re-election, be re-elected as a director'.

Information about Dr Wolfgang Hanisch is set out in the Explanatory Memorandum that accompanies this Notice of Meeting.

2. **AGGREGATE REMUNERATION OF DIRECTORS**

'That approval is given under ASX Listing Rule 10.17 to increase the maximum aggregate directors' fees payable by the Company to its directors by $100,000 to $350,000, to be divided amongst them in a manner they may determine'.

Voting exclusion statement

In accordance with ASX Listing Rules, the Company will disregard any votes cast on this resolution by the directors or any associate of any director. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. **APPROVAL OF THE ISSUE OF OPTIONS TO MR STEPHEN JONES, CHAIRMAN**

'That the shareholders approve for all purposes, including ASX Listing Rules 10.11, the issue of 1,500,000 options exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days following re quotation of the Company on the ASX or 12c per option to Mr Stephen Jones (Chairman) on the terms set out in the Explanatory Memorandum'.

NB. if approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Memorandum.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by Mr Stephen Jones or any associate of Mr Stephen Jones. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. **APPROVAL OF THE ISSUE OF OPTIONS TO DR WOLFGANG HANISCH, MANAGING DIRECTOR**

'That the shareholders approve for all purposes, including ASX Listing Rules 10.11, the issue of 1,500,000 options exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days following re quotation of the Company on the ASX or 12c per option to Dr Wolfgang Hanisch (Director) on the terms set out in the Explanatory Memorandum'.

NB. if approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Memorandum.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by Dr Hanisch or any associate of Dr Hanisch. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote; in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. **APPROVAL OF THE ISSUE OF OPTIONS TO DR MEERA VERMA, OPERATIONS DIRECTOR**

'That the shareholders approve for all purposes, including ASX Listing Rules 10.11, the issue of 1,500,000 options exercisable at the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days following re quotation of the Company on the ASX or 12c per option to Dr Meera Verma (Director) on the terms set out in the Explanatory Memorandum'.

NB. if approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Memorandum.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by Dr Verma or any associate of Dr Verma. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. **APPOINTMENT OF ERNST AND YOUNG AS NEW AUDITORS**

'That, in accordance with section 327(3) of the *Corporations Act*, that subject to Ernst and Young having consented to act as auditors by notice in writing, be appointed as the new auditor of the Company effective from the date of the passing of this resolution'.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following special resolution:

7. **APPROVAL TO REPEAL AND REPLACE THE COMPANY CONSTITUTION**

   'That, in accordance with section 136 of the *Corporations Act 2001*, the Company adopt the Constitution tabled at the Annual General Meeting, and signed by the Chairman for the purpose of identification, as its Constitution in substitution for the Company's existing Constitution which, on the passing of this resolution, is repealed'.

Further information in relation these resolutions is set out in the Explanatory Memorandum which accompanies this Notice of Meeting.

By Order of the Board

Bryan Dulhunty
Company Secretary

Date 8 November 2004

NOTES

Entitlement to Vote

For the purposes of the Annual General Meeting, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Board has determined that for the purposes of the meeting all shares in the Company will be taken to be held by the persons set out in the register of shareholders at the close of business on 14th December 2004. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Annual General Meeting of the Company.

How to Vote

You may vote by attending the Annual General Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by Proxy

*To vote by proxy, the proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company **not later than** the close of business on 14th December 2004. Any proxy form received after that time will not be valid for the scheduled meeting.*

Documents may be lodged:

- *by delivery to BresaGen Limited, 8 Dalgleish Street, Thebarton SA 5031, AUSTRALIA; or*
- *by mail to BresaGen Limited, PO Box 259, Rundle Mall SA 5000, AUSTRALIA; or*
- *by facsimile to +61 (0)8 8234 6268.*

Your proxy form (containing complete details of how to vote by proxy) accompanies this Notice of Meeting.

This Explanatory Memorandum accompanies the Notice of Annual General Meeting of shareholders for BresaGen Limited ('**Company**').

Financial Statements and Reports

The *Corporations Act 2001* ('**Act**') requires the financial report which includes the financial statements, directors' declaration, the directors' report and the auditor's report to be laid before the Annual General Meeting. There is no requirement either in the Act or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report. Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the business and operations of the Company.

RESOLUTION 1 - RE-ELECTION OF DR WOLFGANG HANISCH AS DIRECTOR

Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He has vast experience in new product and project development and commercialization and has a thorough knowledge of associated international regulatory requirements.

He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc (now a $7 billion company) as well as having had significant exposure to a number of other IPOs through his links with the California biotechnology and venture community.

He has worked on the clinical development of a number of biotech drugs now approved for use worldwide including beta-Interferon (Betaseron), interleukin (Proleukin), TNF and monoclonal antibodies.

Dr. Hanisch maintains close contact with the international biotechnology and pharmaceutical industry. He is Managing Director and CEO of CBio Limited, an Australian private biotech company currently embarking on Phase II trials for its biologic anti-inflammatory Cpn10. He is a non executive director of the listed entities Psiron Ltd and Analytica Ltd and a non executive director of Australian Technology Innovation Fund Ltd.

Recommendation: For corporate governance reasons, because this resolution relates to a fellow Board member, your directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 2 - AGGREGATE REMUNERATION OF DIRECTORS

ASX Listing Rule 10.17 requires the approval of ordinary shareholders of an entity for any increase in the amount of directors' fees payable by it. The directors' fees were last increased in 1999. It is proposed to increase the aggregate maximum of fees that can potentially be paid by $100,000 to a total of $350,000. This amount will allow the Company flexibility (in conjunction with appropriate equity based rewards) to attract and retain appropriate directors as required from time to time for the management of the Company. The Company is of the opinion this amount of fees is appropriate and commensurate with its status as an ASX listed entity.

Recommendation: For corporate governance reasons, because these issues relates to their remuneration, your directors make no recommendation in respect of your vote on this resolution.

RESOLUTIONS 3, 4 and 5 - ISSUE OF OPTIONS TO MR STEPHEN JONES, DR WOLFGANG HANISCH AND DR MEERA VERMA

By this resolution the Company seeks to obtain shareholder approval for the proposed issue of 1,500,000 options to acquire ordinary shares in the Company ('**Options**') to each of Mr Stephen Jones, Dr Wolfgang Hanisch and Dr Meera Verma, in accordance with ASX Listing Rules 10.11 on the terms set out below.

Approval is sought under ASX Listing Rule 10.11 which requires the approval of holders of ordinary securities before securities (including options) can be issued to a related party, or a person whose relationship with the entity or related party is in ASX's opinion, such that approval ought to be obtained. As, subject to the outcome of resolutions 3, 4 and 5, Mr Jones, Dr Hanisch and Dr Verma are directors of the Company, it is considered that the issue of the Options to them requires approval under Listing Rule 10.11.

Pursuant to the terms of exception 14, in Listing Rule 7.2, if approval to the issue of the Options is obtained under Listing Rule 10.11, then it is not necessary to obtain shareholder approval to the issue under Listing Rule 7.1.

For approval in connection with ASX Listing Rule 10.11, specific information must be provided to shareholders in accordance with ASX Listing Rule 10.13. The specific information required is set out below.

Shareholders are asked to approve this issue of 1,500,000 Options to each of Mr Jones, Dr Hanisch and Dr Verma. The Options are proposed to be issued to them as a performance based incentive. The issue of the Options will enable each of Mr Jones, Dr Hanisch and Dr Verma to acquire shares in the Company at an exercise price equivalent to either the higher of the volume weighted average trading price of ordinary shares in the Company for the 30 day period following its re quotation or 12 cents per share, at any time until 5 years after date of issue. The full terms of the Options are set out below under the heading "Details of the proposed issue of Options, and terms of those Options".

The Options will be issued as soon as practicable following shareholder approval and in any event no later than 1 month from the date of shareholder approval. The Options will vest (ie. be capable of exercise) immediately.

The options are intended as an incentive to drive the future performance of the Company. Individually and collectively, these people bring a significant knowledge and skills base to the Company.

In June 2004, ASIC announced Guidelines for valuing Directors' Options in Annual Directors' Reports. Options are to be disclosed in accordance with the requirements of new accounting standard AASB 1046.

Other regulatory provisions also affect the grant, recording and valuation of the Options, including s300A of the Act (disclosure of remuneration), the general provisions of Chapter 2M (Financial Reports and Audits) and Chapter 2E of the Act (giving a benefit to a related party, including a director). However, the related party provisions of the Act do not apply to the remuneration of a director which is no more than reasonable in the circumstances.

The Value of the Options Proposed to be Issued

The values noted below have been determined in accordance with the ASIC Guidelines noted above and have been calculated using the Black Scholes valuation method using a market price of 12 cents per share. This price is substantially above the entry price of 5.1 cents per share issued to CBio Limited following shareholder approval at the 11 October 2004 shareholders meeting. This price also is substantially above the value that was considered fair and reasonable by an independent expert. Using this method the value of all Options to be issued has no material value.

The Board believes this valuation model to be appropriate to the circumstances and has not used any other valuation or other models in proposing the terms of the Options. The exercise price of the options in each case is in the opinion of the directors a reasonable reflection of the recovery of the value of the Company for the period Mr Jones, Dr Hanisch and Dr Verma will hold office.

The Extent of Dilution if Options being Issued are Exercised

ASIC also encourages companies to disclose any valuation models, or other pricing or valuation formulae or calculations used to fix the terms and conditions of options to be issued to directors.

At the date of this Explanatory Memorandum, the Company had issued share capital of 111,221,557 ordinary shares and 3,591,150 unlisted options over ordinary shares.

If the Options being issued were exercised, this would represent 3.9% of the expanded issued share capital or 3.8% of the issued shares of the Company if all other issued options were also exercised.

If all Options are exercised, the Company will receive a minimum of $540,000 in Option exercise fees (being 12 cents, multiplied by 1,500,000 Options from each of Mr Jones, Dr Hanisch and Dr Verma).

If the Company's share price were to drop below 12 cents, and remain there for the life of the Options (being 5 years from grant date) the Options would be of no benefit to Mr Jones, Dr Hanisch or Dr Verma.

The Company's Share Price History

The Company was suspended from the ASX on the 17 January 2004 when administrators were appointed. There has been no trading in the stock since this point in time.

Following a shareholders meeting held on the 11 October 2004 the Company came out of administration following a capital restructuring proposal put forward by CBio Limited and accepted by shareholders. The acceptance of the proposal resulted in the issue of 56,722,994 shares (51.0% of the issue share capital) at 5.1 cents per share. An Independent Expert's Report prepared at the request of the Administrators deemed this to be a fair and reasonable offer.

Due to the significant restructuring of the Company whilst under administration the directors believe that the previous share trading history is not relevant.

ASX Listing

The directors do not propose to seek listing of the Options. They do intend to seek listing of any shares acquired on exercise of the Options.

Issue of Options to Mr Stephen Jones (Chairman)

It is proposed to issue to Mr Stephen Jones 1,500,000 Options to acquire shares in the Company at an exercise price equivalent to the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days following re quotation of the Company on the ASX or 12 cents per option. The Options will be issued for nil consideration. No loans will be given in relation to the exercise of the Options. The Options will be issued as soon as practicable following shareholder approval and in any case must be issued no later than 1 month after the date of the meeting.

Accordingly, the Board sets out the following details relating to the remuneration of the director concerned for your consideration:

(a) Remuneration expected to be received by Mr Stephen Jones from BresaGen and related entities on an annual basis:

	BresaGen	**CBio**	**Total**
Director's fees	60,000	13,750	73,750
Superannuation	5,400	1,250	6,650
Consulting fees	-	36,000	36,000
Total	65,400	51,000	116,400

(b) Value of Options issued, valued in accordance with ASIC and with current accounting standard exposure drafts and has been calculated using the Black Scholes valuation method using a current market price of 12 cents per share.

(c) Shares and Options currently held by Mr Stephen Jones: at the date of this Explanatory Memorandum - Mr Jones did not hold any shares or options in the Company.

Recommendation: For corporate governance reasons, because this resolution relates to options proposed to be issued to fellow Board members, your directors make no recommendation in respect of your vote on these resolutions.

Issue of Options to Dr Wolfgang Hanisch (Managing Director)

It is proposed to issue to Dr Wolfgang Hanisch 1,500,000 Options to acquire shares in the Company at an exercise price equivalent to the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days following re quotation of the Company on the ASX or 12 cents per option. The Options will be issued for nil consideration. No loans will be given in relation to the exercise of the Options. The Options will be issued as soon as practicable following shareholder approval, and in any case must be issued no later than 1 month after the date of the meeting.

Accordingly, the Board sets out the following details relating to the remuneration of the director concerned for your consideration:

(a) Remuneration received by Dr Wolfgang Hanisch from BresaGen and related entities on an annual basis:

	BresaGen	**CBio**	**Total**
Salary	-	250,000	250,000
Superannuation	-	22,500	22,500
Consulting fees	120,000	-	120,000
Expense reimbursement	-	18,000	18,000
Total	120,000	290,500	410,500

(b) Value of Options issued, valued in accordance with ASIC and with current accounting standard exposure drafts and has been calculated using the Black Scholes valuation method using a current market price of 12 cents per share.

(c) Shares and Options currently held by Dr Wolfgang Hanisch: at the date of this Explanatory Memorandum - Dr Hanisch did not hold any shares or options in the Company.

Recommendation: For corporate governance reasons, because this resolution relates to options proposed to be issued to fellow Board members, your directors make no recommendation in respect of your vote on these resolutions.

Issue of Options to Dr Meera Verma (Operations Director)

It is proposed to issue to Dr Meera Verma 1,500,000 Options to acquire shares in the Company at an exercise price equivalent to the higher of the volume weighted average trading price of ordinary shares in the Company on ASX for the 30 days following re quotation of the Company on the ASX or 12 cents per option. The Options will be issued for nil consideration. No loans will be given in relation to the exercise of the Options. The Options will be issued as soon as practicable following shareholder approval, and in any case must be issued no later than 1 month after the date of the meeting.

Accordingly, the Board sets out the following details relating to the remuneration of the director concerned for your consideration:

(a) Remuneration received by Dr Verma from BresaGen and related entities on an annual basis:

	BresaGen
Salary	135,500
Superannuation	13,500
Total	149,000

(b) Value of the Options issued, valued in accordance with ASIC and with current accounting standard exposure drafts and has been calculated using the Black Scholes valuation method using a current market price of 12 cents per share.

(c) Shares and Options currently held by Dr Meera Verma: at the date of this Explanatory Memorandum are 4,323 ordinary shares, 75,000 employee share plan options and 100,000 Management options.

Recommendation: For corporate governance reasons, because this resolution relates to options proposed to be issued to fellow Board members, your directors make no recommendation in respect of your vote on these resolutions.

Details of the Proposed Issue of Options, and the Terms of those Options

No funds will be raised upon the issue of the Options under resolutions 3, 4, or 5. However, funds raised upon exercise of the Options are intended to be used for providing working capital.

The key terms of the Options issued are as follows:

(a) Each Option will entitle the holder to acquire by way of issue one ordinary share.

(b) No amount will be payable on the issue of an Option.

(c) Each holder of Options will be entitled to exercise Options issued to him or her at any time prior to the expiry of the Options.

(d) Any Option that is not exercised prior to 5pm on the expiry date, will expire on that date.

(e) Options may not be transferred without the prior written consent of the Company.

(f) If the Company makes an issue of ordinary shares or other securities, including equity securities convertible into ordinary shares (**'Further Issue'**), a holder of Options is entitled to participate in such Further Issue to the extent required or permitted under the ASX Listing Rules.

(g) If there is a reorganisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, the rights of each holder of Options issued under resolutions 3, 4 and 5 will be changed to the extent necessary to comply with the ASX Listing Rules.

(h) All ordinary shares issued pursuant to the exercise of Options will, subject to the Constitution of the Company, rank in all respects (other than in respect of dividends, rights issues or bonus issues declared prior to allotment) *pari passu* with the existing ordinary shares at the date of issue and allotment.

RESOLUTION 6 - APPOINTMENT OF ERNST & YOUNG AS NEW AUDITOR

KPMG will resign at the 2004 Annual General Meeting pursuant to section 329(5) of the Act pending consent of the Australian Securities & Investments Commission.

Ernst & Young is the appointed auditor of CBio Limited ACN 094 730 417 (**'CBio'**) (parent company). In order to be able to effectively consolidate the accounts of the Company with CBio, it is preferable to have the same auditor appointed to both companies. Ernst & Young has been nominated, and has indicated their consent to act as auditors of the Company.

A copy of the notice of nomination follows in accordance with section 328(3) of the Act.

CBio Limited
ACN 094 730 417

6 November 2004

Company Secretary
BresaGen Limited
8 Dalgleish Street, Thebarton SA 5031

Dear Sir/Madam

Nomination of Auditor

In accordance with the provisions of section 328 of the Corporations Act 2001 (Cth), we, CBio Limited being a member of BresaGen Limited, hereby nominate Ernst & Young for appointment as auditor of BresaGen Limited for the financial year ended 30 June 2005.

THE COMMON SEAL of)
[NAME OF NOMINATOR] ACN [ ])
is affixed in accordance with its constitution in the)
presence of:)

Director

Director/Secretary

RESOLUTION 7 - APPROVAL TO REPEAL AND REPLACE THE COMPANY CONSTITUTION

It is proposed that the current Constitution be repealed in its entirety and replaced with a standard form Constitution appropriate for a publicly listed company. The present Constitution has not been reviewed since the Company was listed in September 1999.

The Board of directors have received legal advice in relation to the Constitution and its legal effect and have been advised to replace the document with a more appropriate Constitution which adequately reflects the present law in its updated form. This is particularly so because, as a result of a number of changes to the Act, part's of the Company's current Constitution are not entirely consistent with the new provisions of the Act and/or are out of step with provisions of the ASX Listing Rules, ASTC Settlement Rules, and latest corporate governance principles.

Under the Act, a company may elect to either amend parts of its Constitution or replace the entire document. The directors believe that it is preferable to repeal the existing document and replace it with a new Constitution.

The proposed new Constitution is broadly consistent with the provisions of the Company's current Constitution. However, there are some differences. A summary of the principal differences is set out below.

Pursuant to section 136 of the Act, it is necessary for a special resolution of shareholders to be passed to adopt the Constitution.

Recommendation: Your directors recommend that you vote in favour of the resolution.

Summary of principal differences between existing Constitution and proposed new Constitution

Subject	Summary of Amendment
References to Corporations Act	The terminology in the Constitution has been updated by use of the defined term 'Law', which now incorporates the *Corporations Act 2001* and the *Corporations Regulations 2001*.
Share Certificates	The Constitution clarifies that, while the Company is admitted to the Official List of the ASX, the Board may determine not to issue certificates for securities and therefore, no share certificates are issued.
Joint Holders	The Constitution **clarifies** the entitlements and responsibilities of joint shareholders, including that joint holders are jointly and severally liable for payments to be made in respect of the shares, and that any one of the joint holders is entitled to vote at a meeting, but that if more than one of them is present, only the one first named in the register is entitled to vote in respect of those shares.
References to ASTC Settlement Rules	The Constitution now incorporates reference to the ASTC Settlement Rules, which are principally concerned with the electronic transfer and settlement of securities and the establishment and administration of CHESS subregisters for securities. The ASTC Settlement Rules, in general terms, replaced the SCH Business Rules, referred to in the Company's existing Constitution.
Variation of Rights	The new Constitution now provides that the rights of holders of shares that are issued with preferred or other rights are, unless the terms of issue say otherwise, deemed not to be varied by the creation or issue of further shares ranking equally with those shares. This represents a change from the existing Constitution, under which the issue of such further 'equal ranking' shares would have been deemed to constitute a variation of rights.
Forfeiture of Shares	Under the new Constitution, if a shareholder fails to pay an amount due on a share, the Board can give notice requiring the payment on a date to be specified and, if the shareholder fails to comply with the notice, the share(s) can be forfeited. Under the existing Constitution, there was a minimum 14 day notice period before the share(s) could be forfeited.
Transfer of Securities	The transfer provisions in the new Constitution have been updated to reflect the current Corporations Act, Listing Rules, and ASTC Settlement Rules requirements, including with respect to electronic or computerised transfers of securities.
Restricted Securities	The new Constitution updates and consolidates the provisions regarding restricted securities, and provides that, where there is a breach of the Listing Rules or an escrow agreement regarding restricted securities, then the holder of those shares will cease to be entitled to any dividends, distribution, or voting rights regarding those shares for as long as the breach exists.
General Meetings	The new Constitution amends or updates a number of provisions regarding the convening and conduct of general meetings of the Company, including: • it expressly permits the Chairman to refuse admission to a meeting, or to require a person to leave a meeting, on certain

	grounds, including, where they behave in a disruptive or offensive manner, or are in possession of an electronic or recording device or a dangerous item; • it clarifies that 28 days' notice of a meeting is required (in line with section 249HA of the *Corporations Act*); • the quorum for a meeting of the Company has been changed to 2 members; • in accordance with section 249X of the *Corporations Act*, it states that if a member appoints 2 proxies, and the appointment doesn't specify the proportion of voting rights of each proxy, then each is entitled to exercise half of the appointer's rights; • it updates the requirements in relation to the lodging and signing of proxy notices; and • it incorporates a new provision permitting any resolution required to be passed or approved at a general meeting of the Company to be passed if a written instrument containing the resolution is signed by all shareholders entitled to vote on the matter. It is considered highly unlikely that this provision would be utilised in the Company's current circumstances (ie. widely held), but it is included in case the Company's circumstances changed at a later time.
Directors	The new Constitution amends or updates a number of provisions regarding directors, including: • the maximum number of directors under the new Constitution is 10 (as opposed to 12 under the existing Constitution); • other than an appointed 'managing director', the remuneration of all directors must be a fixed sum, and not a commission or % of profits or revenue. Under the existing Constitution, it was principally only the remuneration of non-executive directors that was restricted in this way; • a notice of nomination for a new director must be given in accordance with the Listing Rules, which require that the notice be accepted by the Company up to 35 business days before the relevant meeting (or 30 business day where the meeting is being convened at the request of a member of the Company). Where the nominee has been recommended by the Board, the notice must be given at least 5 business days before the meeting; • unlike the existing Constitution, there is no requirement for a notice of nomination of new director to have to be given by a member holding at least 5% of the votes that may be cast at the meeting, or for the notice to otherwise be countersigned by 50 members; • a director appointed as 'managing director' will not be subject to retirement by rotation; and • the quorum for directors' meeting will be 3, unless otherwise determined by the Board.
Dividends	The new Constitution updates the provisions regarding dividends, including: • subject to the Listing Rules, the Board can apply a sum standing to the credit of any reserve or other account in paying up in full unissued shares of the Company in accordance with any employee share or option plan that has been approved by the Company by special resolution;

	• clarifying that dividends may be paid in any manner, and by any means, determined by the Board; • any unclaimed dividends may be invested by the Board or used by the Board for the benefit of the Company until they are claimed. Unlike the existing Constitution, there is no requirement to wait 12 months before doing so; • the Board may pay interim dividends if it is satisfied that the position of the Company justifies it doing so.
Capitalisation of Profits	If the Board resolves to capitalise and distribute any amount forming part of the undivided profits of the Company, or standing to the credit of any reserve or other account (and which is available for distribution), then all or any part of the sum is to be applied on behalf of the shareholders either in paying up amounts unpaid on any shares held by them, or in paying up in full unissued shares or other securities of the Company which are to be issued to the shareholders.
Notices	The new Constitution provides that a notice sent by post is deemed to be served 48 hours after it is posted.
Winding Up	The new *Constitution* provides that: • a liquidator of the Company may divide any part of the assets of the Company in specie or in kind between all or any of the 'contributories' as the liquidator thinks fit; • any such division by a liquidator may be otherwise than in accordance with the legal rights of the contributories, and any class may be given preferential or special rights, or be excluded. However, any contributory who would be prejudiced by such a division then has certain rights that arise and are set out in article 25.2 of the new Constitution.
Indemnities	The new Constitution updates the provisions regarding the Company's indemnification of its directors, secretary, and executive offices against liabilities and attendant legal costs.
Partial Takeovers	The new Constitution inserts a new provision pursuant to section 648D of the Corporations Act, dealing with situations where offers are made to acquire the Company's shares under a proportional takeover bid. Where such an offer is made, the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless a resolution is passed approving the proportional takeover bid, such resolution to be passed at a meeting of the people who held shares in the relevant class as at the end of the day on which the first offer under the proportional bid was made. The balance of the relevant provision then addresses certain other requirements and procedural matters concerning proportional takeover bids.

BresaGen Limited

ABN 60 007 988 767

Proxy Form
Annual General Meeting 2004

☐ Mark this box with a 'X' if you have made any changes to your address details (see reverse).

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 1903, Adelaide SA 5001
Level 5, 115 Grenfell Street, Adelaide SA 5000
Enquiries within Australia: 1300 556 161
Enquiries outside Australia: 61 3 9415 4000
Fax: 61 8 8236 2305
Email: web.queries@computershare.com.au
Website: www.computershare.com

Securityholder Reference Number (SRN) OR
Holder Identification Number (HIN)

Appointment of Proxy for the Annual General Meeting to be held on 16th December 2004 and at any adjournment.

I/We being a member/s of BresaGen Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of BresaGen Limited to be held at the offices of BresaGen Limited, 8 Dalgleish Street, Thebarton SA 5031 on Thursday, 16th December 2004 at 2pm and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

	For	Against	Abstain*
1. Re-election of Dr Wolfgang Hanisch as Director.			
2. Aggregate remuneration of directors.			
3. Approval of the issue of 1,500,000 options to Mr Stephen Jones, Chairman.			
4. Approval of the issue of 1,500,000 options to Dr Wolfgang Hanisch, Managing Director.			
5. Approval of the issue of 1,500,000 options to Dr Meera Verma, Operations Director.			
6. Appointment of Ernst and Young as new auditor.			
7. Approval to repeal and replace the Company's Constitution.			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

*If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE **This section *must* be signed in accordance with the intructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

______________ ______________ ____/____/____

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the Company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll, please note that if you appoint two proxies, neither may vote on a show of hands. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

6 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 7pm on Tuesday, 14th December 2004. Any Proxy Form received after that time will not be valid.

Documents may be lodged:

IN PERSON	BresaGen Limited 8 Dalgleish Street, Thebarton SA 5031 Australia
BY MAIL	BresaGen Limited PO Box 259, Rundle Mall SA 5000 Australia
BY FACSIMILE	+61 8 8234 6268

Personal Information: Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the shares you hold) to be included in the Company's register of members. This information must continue to be included in the Company's register of members if you cease to be a shareholder. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. The Company may disclose this information for purposes related to your shareholding, including in circumstances permitted under Chapter 2C of the Corporations Act 2001. You can obtain access to your personal information in the Company's register of members in accordance with Chapter 2C of the Corporations Act 2001.